      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996
                                                       REGISTRATION NO. 333-4276

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                                REMEDYTEMP, INC.
             (Exact name of registrant as specified in its charter)

                            32122 CAMINO CAPISTRANO
                     SAN JUAN CAPISTRANO, CALIFORNIA 92675
                                 (714) 661-1211

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's Principal Executive Offices)


             CALIFORNIA                             7363                             95-2890471
  (State or other jurisdiction of            (Primary Standard                    (I.R.S. Employer
   incorporation or organization)      Industrial Classification Code           Identification No.)
                                                  Number)

                               ------------------
                            ROBERT E. MCDONOUGH, SR.
                             CHAIRMAN OF THE BOARD
                                REMEDYTEMP, INC.
                            32122 CAMINO CAPISTRANO
                     SAN JUAN CAPISTRANO, CALIFORNIA 92675
                                 (714) 661-1211

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------
                                   COPIES TO:

                           WALTER L. SCHINDLER, ESQ.
                             BRIAN W. COPPLE, ESQ.

                          GIBSON, DUNN & CRUTCHER LLP

                            4 PARK PLAZA, SUITE 1700
                            IRVINE, CALIFORNIA 92714
                                 (714) 451-3800

                              SCOTT F. SMITH, ESQ.
                            STEPHEN A. INFANTE, ESQ.
                             HOWARD, DARBY & LEVIN
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 841-1000

                               ------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(e) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                      PROPOSED MAXIMUM    PROPOSED MAXIMUM     AMOUNT OF
     TITLE OF EACH CLASS OF         AMOUNT TO BE       OFFERING PRICE        AGGREGATE       REGISTRATION
  SECURITIES TO BE REGISTERED     REGISTERED(1)(2)      PER SHARE(3)     OFFERING PRICE(3)      FEE(4)
- -----------------------------------------------------------------------------------------------------------
Class A Common Stock, par value
  $0.01 per share...............      3,565,000            $14.00           $49,910,000       $17,210.35
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) Includes 465,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Each share of Class A common Stock includes a Right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock pursuant to the Shareholders Rights Agreement between RemedyTemp, Inc. and American Stock Transfer & Trust Company, as Rights Agent.

(3) Estimated solely for purposes of determining the registration fee.

(4) Calculated pursuant to Rule 457(a) based on an estimate of the maximum offering price.
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A)
MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                REMEDYTEMP, INC.
                             CROSS REFERENCE SHEET

Pursuant to Item 501(b) of Regulation S-K showing locations in the Prospectus of
                                  Information
                         required in Part I of Form S-1


      REGISTRATION STATEMENT ITEM AND HEADINGS          LOCATION OR CAPTIONS IN PROSPECTUS
     ------------------------------------------     ------------------------------------------
  1. Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus....     Facing Page; Cross Reference Sheet;
                                                    Outside Front Cover Page of Prospectus
2... Inside Front and Outside Back Cover Pages
     of Prospectus.............................     Inside Front Cover Page of Prospectus;
                                                    Table of Contents; Available Information;
                                                    outside Back Cover Page of Prospectus
  3. Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges........     Prospectus Summary; Risk Factors
  4. Use of Proceeds...........................     Use of Proceeds
  5. Determination of Offering Price...........     Underwriting
  6. Dilution..................................     Dilution
  7. Selling Security Holders..................     Principal and Selling Shareholders
  8. Plan of Distribution......................     Outside Front Cover Page of Prospectus;
                                                    Underwriting
  9. Description of Securities to be
     Registered................................     Outside Front Cover Page of Prospectus;
                                                    Description of Capital Stock
 10. Interests of Named Experts and Counsel....     Not Applicable
 11. Information with Respect to the
     Registrant................................     Outside Front Cover Page of Prospectus;
                                                    Prospectus Summary; Risk Factors; Prior S
                                                    Corporation Status and Distributions; Use
                                                    of Proceeds; Dividend Policy;
                                                    Capitalization; Dilution; Selected
                                                    Financial Data; Management's Discussion
                                                    and Analysis of Financial Condition and
                                                    Results of Operations; Staffing Industry;
                                                    Business; Management; Certain
                                                    Transactions; Principal and Selling
                                                    Shareholders; Description of Capital
                                                    Stock; Shares Eligible for Future Sale;
                                                    Underwriting; Legal Matters; Experts;
                                                    Additional Information; Financial
                                                    Statements
 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities...............................     Description of Capital Stock

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 7, 1996

                              3,100,000 SHARES
                              REMEDYTEMP, INC.
                            CLASS A COMMON STOCK

     Of the 3,100,000 shares of Class A Common Stock offered hereby, 1,715,000 shares are being offered by RemedyTemp, Inc. (the "Company") and 1,385,000 shares are being offered by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Company's authorized common stock consists of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), and Class B Common Stock, par value $0.01 per share ("Class B Common Stock" and, together with Class A Common Stock, the "Common Stock"). The Class A Common Stock and Class B Common Stock are identical, except that the Class A Common Stock entitles its holders to one vote per share on all matters submitted to a shareholder vote, whereas the Class B Common Stock entitles its holders to no voting rights except with respect to certain amendments of the Company's Articles of Incorporation, certain mergers and as otherwise required by law. Class B Common Stock automatically converts into Class A Common Stock on a share-for-share basis upon certain transfers to non-affiliates of the holder thereof and certain other specified events. See "Description of Capital Stock--Common Stock."

     Prior to the Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for the factors considered in determining the initial public offering price. The Class A Common Stock has been approved for listing on the Nasdaq National Market under the symbol "REMX."

     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 8-12.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                               UNDERWRITING                    PROCEEDS TO
                                 PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                  PUBLIC       COMMISSIONS*      COMPANY+      SHAREHOLDERS
  Per Share.................        $               $               $               $
  Total++...................        $               $               $               $

- ---------------
* The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

+  Before deducting expenses payable by the Company estimated to be $850,000.

++ The Company and the Selling Shareholders have granted the Underwriters a
   30-day option to purchase up to 155,000 and 310,000 additional shares of Class A Common Stock, respectively, on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total
   price to public will be $          , the total underwriting discounts and
   commissions will be $          , the total proceeds to Company will be
   $          and the total proceeds to Selling Shareholders will be
   $          . See "Underwriting."
                            ------------------------

     The Class A Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New
York, on or about             , 1996, against payment therefor in New York
funds. The Underwriters include:

         DILLON, READ & CO. INC.  THE ROBINSON-HUMPHREY COMPANY, INC.

               The date of this Prospectus is             , 1996

                                   [GRAPHICS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, the information presented in this Prospectus assumes no exercise of the Underwriters' over-allotment option, and gives effect to a 1.812 for 1 split of the Common Stock to be effected in connection with this offering of shares of Class A Common Stock (the "Offering"). References to "fiscal" years by date generally refer to the fiscal year ending on the Sunday closest to September 30 of that calendar year.

                                  THE COMPANY


     The Company is a rapidly growing national provider of clerical and light industrial temporary staffing services to industrial and service companies, professional organizations and governmental agencies. The Company provides its services in 34 states through a network of 156 offices, of which 67 are Company-owned and 89 are independently-managed. During the twelve months ended December 31, 1995, the Company placed approximately 93,000 temporary workers, known as "associates," and provided over 24.4 million hours of staffing services to over 13,000 clients. From the beginning of fiscal 1993 through the end of fiscal 1995, the Company added 61 offices and increased revenues and income before taxes at compound annual growth rates of 30.6% and 63.7%, respectively, to $209.0 million and $6.5 million, respectively.



     The Company has positioned itself to take advantage of trends in the temporary staffing industry, such as increased integration of temporary workers as a significant, long-term workforce component in both manufacturing and service-oriented companies and increased outsourcing by companies of certain staffing functions. The Company focuses on the clerical and light industrial sectors of the nation's temporary workforce, which together comprise approximately 60% of the nation's temporary staffing industry revenues, according to Staffing Industry Analysts, Inc. ("SIA"), an organization not affiliated with the Company. Through the use of innovative technologies and value-added services, the Company strives to partner with its clients to deliver total solutions to their temporary staffing needs. The Company's expertise in providing associates who possess the skills and attitudinal characteristics necessary to "fit" into clients' organizations and perform at a superior level distinguishes the Company as a premium provider of temporary staffing services.


     Over the past three years, the Company has invested significant human and financial resources in the development of proprietary technologies designed to enable the Company to provide its clients with premium temporary workers and unique value-added services. The Company's proprietary technologies are maintained in three interactive systems: Human Performance Technology ("HPTSM"), an innovative series of multimedia evaluations used to profile the attitudinal characteristics of the Company's associates; IntellisearchSM, a computer database used to classify, search and fit the Company's associates to job openings using parameters based upon client needs; and Employee Data Gathering and Evaluation ("EDGESM"), a turn-key, proprietary computer system installed at client locations to coordinate scheduling and track job performance of a client's entire temporary workforce and to customize invoices and utilization reports. Management believes that these technologies give the Company advantages over competing temporary staffing companies that are unable to provide similar value-added services.

BUSINESS STRATEGY

     The key components of the Company's business strategy are as follows:

     Focus on Core Business Segments. The Company focuses on the clerical and light industrial segments, which according to SIA are the two largest segments of the temporary staffing industry (comprising 33% and 27%, respectively, of total industry revenues) and have been growing at compound annual growth rates of 16% and 24%, respectively, since 1991.

     Expand Revenues and Profitability. The Company seeks to maximize revenues and profitability by opening new offices and targeting clients in the middle market (as opposed to large national accounts) where there is less competition and price cutting. In addition, the Company can support premium pricing by providing value-added services that are not currently offered by all competitors. As a result, the Company's revenues grew at a compound annual rate of 30.6% over the last three fiscal years, and its pretax income margin has expanded from 1.5% to 3.1%.

     Deliver Quality Associates. The Company utilizes a three-step approach to staffing temporary workers, which enables the Company to provide quality associates who are well-suited to clients' particular requirements. This approach involves: Client Needs Assessment, a detailed study of clients' temporary staffing requirements; HPTSM, an evaluative profile of the skills and attitudinal characteristics of the Company's associates; and IntellisearchSM, a screen of the Company's local databases used to fit appropriate associates with clients' particular staffing needs.

     Provide Value-Added Workforce Support. Clients look increasingly to temporary staffing companies not only to provide workers, but to deliver total staffing solutions that include certain human resource functions. To take advantage of this trend, the Company has developed and installed with clients a proprietary on-site employee management system, called EDGESM, that coordinates scheduling and tracks job performance of temporary workers provided to clients by the Company and other staffing companies. To meet clients' after-hours needs, the Company is implementing Remedy Non-StopSM, a service initially available in California that allows clients to contact the Company's national headquarters for staffing assistance when most other temporary staffing companies are closed.

     Invest in Innovative Technologies. Since the early 1990s, the Company has made significant investments in technologies designed to provide superior client services and position the Company as the "intelligent staffing" provider in the temporary workforce industry. This investment has produced the HPTSM, IntellisearchSM, and EDGESM systems, which have enabled the Company to offer total solutions to clients' temporary workforce needs and establish closer client relationships by providing value-added services. The Company intends to market its technological advantages more aggressively, using a multimedia sales approach to attract new clients and offer expanded services to existing clients. Future innovations include an expanded Internet site and a new World Wide Web site for client marketing and associate recruiting and screening.

     Provide Strong Support to Nationwide Office Network. The Company strives to enhance the success of both the Company-owned and the independently-managed offices by combining a decentralized and entrepreneurial environment with strong headquarters support at the corporate and regional levels. The Company provides operating procedures and capital, growth management, training, marketing, legal and technical support to assure consistent delivery of quality services to clients throughout its nationwide office network.


     The Company believes it can continue to achieve growth by: (i) expanding its national presence by opening additional offices in both new and existing markets, (ii) marketing its proprietary technologies in a differentiated sales approach, and (iii) developing additional partnering relationships with its clients.


     Founded in 1965, the Company is incorporated in California and its principal executive offices are located at 32122 Camino Capistrano, San Juan Capistrano, California 92675. The Company's telephone number is (714) 661-1211.

                                  THE OFFERING


Class A Common Stock offered by the Company......................  1,715,000 shares
Class A Common Stock offered by Selling Shareholders.............  1,385,000 shares(1)
                                                                   ------------------
     Total Class A Common Stock offered..........................  3,100,000 shares
                                                                   ------------------
                                                                   ------------------
Common Stock to be outstanding after the Offering................  8,510,000 shares(2)(3)(4)
Use of proceeds by the Company.................To repay debt incurred to finance  distributions to the Pre-Offering Shareholders of previously
                                               undistributed earnings, and for general corporate
                                               and working capital purposes, which are expected to
                                               include branch network expansion and enhancement
                                               of technologies  and management information systems.
                                               See "Use of Proceeds."
Voting Rights................................  Holders of Class A Common Stock are entitled to one vote per share on all matters submitted
                                               to a shareholder vote and holders of Class B
                                               Common Stock are entitled to no voting rights
                                               except with respect to certain amendments of
                                               the Company's Articles of Incorporation,
                                               certain mergers and as otherwise required by
                                               law. Class B Common Stock automatically
                                               converts into Class A Common Stock on a
                                               share-for-share basis upon the earliest to
                                               occur of (i) certain transfers to
                                               non-affiliates of the holder thereof, (ii) the
                                               death or legal incapacity of Robert E.
                                               McDonough, Sr., Chairman of the Company, and
                                               (iii) the tenth anniversary of the closing of
                                               the Offering. Except with respect to voting
                                               rights and convertibility as described above,
                                               the Class A Common Stock and Class B Common
                                               Stock have identical rights. See "Description
                                               of Capital Stock--Common Stock."
Proposed Nasdaq National Market symbol.......  REMX

- ---------
(1) The shares being offered by the Selling Shareholders are shares of Class B Common Stock as long as such shares are held by the Selling Shareholders, but such shares automatically convert into Class A Common Stock upon sale in the Offering. See "Certain Transactions--Reclassification of Common Stock" and "Description of Capital Stock--Common Stock."

(2) Excludes 400,000 shares issuable upon exercise of stock options granted as of the closing of the Offering to employees and non-employee directors of the Company under the Company's 1996 Stock Incentive Plan. See "Management--1996 Stock Incentive Plan."

(3) Consisting of 5,365,000 shares of Class A Common Stock and 3,145,000 shares of Class B Common Stock (8,665,000 shares, consisting of 5,830,000 shares of Class A Common Stock and 2,835,000 shares of Class B Common Stock, if the Underwriters' over-allotment option is exercised in full).


(4) Upon the closing of the Offering, the beneficial ownership of the shares of Class B Common Stock will be as follows: (i) 452,519 shares by Robert E. McDonough, Sr., Chairman of the Company, (ii) 1,514,470 shares by Paul W. Mikos, Chief Executive Officer, President and a director of the Company, and Susan McDonough Mikos, a director of the Company, the wife of Paul W. Mikos and the daughter of Robert E. McDonough, Sr., and (iii) 1,178,011 shares by
    R. Emmett McDonough, the son of Robert E. McDonough, Sr. and the brother of Susan McDonough Mikos. See "Principal and Selling Shareholders."

                                  RISK FACTORS

     For a discussion of certain risks of an investment in the shares of Class A Common Stock offered hereby, see "Risk Factors" on pages 8-12.

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                SIX MONTHS ENDED
                                            FISCAL YEAR ENDED(1)           --------------------------
                                      ---------------------------------     APRIL 2,      MARCH 31,
                                        1993        1994        1995          1995           1996
                                      --------    --------    ---------    ----------    ------------
STATEMENT OF INCOME DATA:
Total revenues......................  $121,294    $153,005    $ 209,003    $   94,431     $  130,113
Total cost of sales.................    92,476     116,040      156,176        70,601         97,849
Licensees' share of gross profit....     2,450       4,857       10,328         4,174          7,554
Selling and administrative..........    24,245      27,581       35,667        17,218         18,839
Depreciation and amortization.......       848       1,436        1,453           627            939
                                      --------    --------     --------      --------       --------
Operating income....................     1,275       3,091        5,379         1,811          4,932
Other income, net...................       582         711        1,118           414            408
                                      --------    --------     --------      --------       --------
Income before income taxes..........     1,857       3,802        6,497         2,225          5,340
Provision for income taxes..........        46          57           97            33             80
                                      --------    --------     --------      --------       --------
Net income..........................  $  1,811    $  3,745    $   6,400    $    2,192     $    5,260
                                      ========    ========     ========      ========       ========
PRO FORMA DATA(2):
Income before income taxes..........  $  1,857    $  3,802    $   6,497    $    2,225     $    5,340
Provision for income taxes..........       743       1,521        2,599           890          2,136
                                      --------    --------     --------      --------       --------
Net income..........................  $  1,114    $  2,281    $   3,898    $    1,335     $    3,204
                                      ========    ========     ========      ========       ========
Net income per common share(3)......                              $0.52         $0.18          $0.43
Weighted average common shares
  outstanding(3)....................                          7,439,000     7,439,000      7,439,000
SELECTED OPERATING DATA(4):
Number of offices(5)................        94         119          142           133            151
Average hours billed
  per office(6).....................   141,765     150,936      162,096        80,442         89,598
Total systemwide billings(7)........  $146,388    $186,270    $ 247,118    $  113,738     $  149,965
Gross period billings per
  office(8).........................  $  1,557    $  1,565    $   1,740    $      855     $      993



                                                                        MARCH 31, 1996
                                                            ---------------------------------------
                                                                                       PRO FORMA AS
                                                            ACTUAL     PRO FORMA(9)    ADJUSTED(10)
                                                            -------    ------------    ------------
BALANCE SHEET DATA:
Working capital...........................................  $18,220      $ 12,041        $ 31,925
Total assets..............................................   41,931        43,022          55,022
Total debt................................................    1,324         1,324           1,324
Shareholders' equity......................................   23,867         9,905          29,789

- ---------

 (1) Beginning in fiscal 1992, the Company changed its fiscal year end from September 30 to a 52- or 53-week period ending the Sunday closest to the end of September. Thus, "fiscal 1991," "fiscal 1992," "fiscal 1993," "fiscal 1994" and "fiscal 1995" refer to the Company's fiscal years ending September 30, 1991; September 27, 1992; October 3, 1993; October 2, 1994; and October 1, 1995, respectively. All these fiscal years consisted of 52 weeks except for fiscal 1993 which consisted of 53 weeks. The six month fiscal periods ended April 2, 1995 and March 31, 1996 each consist of 26 weeks.

 (2) Effective as of October 1, 1987, the Company elected to operate as an S corporation under Subchapter S of the Internal Revenue Code and comparable provisions of certain state income tax laws. The pro forma income statement data reflect provisions for federal and state income taxes as if the Company had been subject to federal and state income taxation as a C corporation during each of the periods presented. See "Prior S Corporation Status and Distributions," "Management's Discussion and Analysis of Financial Condition and Results of Operations Change in Accounting Method; Charge to Earnings," and Note 1 of Notes to the Financial Statements.

 (3) Pro forma net income per share is computed by dividing pro forma net income by 7,439,000, which is the weighted average number of shares of Common Stock outstanding during the period after adjusting to include the estimated 644,000 shares required to be sold by the Company to fund the pro forma distribution payable to shareholders as described in "Prior S Corporation Status and Distributions" and in Note 9 of Notes to the Financial Statements.


 (4) For a presentation of this information for Company-owned, licensed and franchised offices, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operations."


 (5) Consists of all Company-owned, licensed and franchised offices at the end of the period.


 (6) Total hours billed by all Company-owned, licensed and franchised offices divided by the total number of offices systemwide at the end of the relevant period.


 (7) Consists of all services billed to clients by all Company-owned, licensed and franchised offices. For Company-owned offices and licensed offices, all billings are Company revenues; for franchised offices, Company revenues are a royalty averaging approximately 6.3-7.0% of billings.


 (8) Total gross billings by all Company-owned, licensed and franchised offices divided by the total number of offices systemwide at the end of the relevant period.


 (9) Adjusted to reflect (i) a distribution of $5.0 million to the Company's Pre-Offering Shareholders paid in May 1996, (ii) an assumed declared distribution of $2.5 million to the Company's Pre-Offering Shareholders for their tax obligations associated with undistributed S corporation earnings from October 2, 1995 to March 31, 1996, and (iii) the accounting adjustments required in connection with the Company's change from an S corporation to a C corporation. See "Prior S Corporation Status and Distributions." The assumed declared distribution and the accounting adjustment associated with the change to C corporation status are based upon the Company's financial position and results of operations as of March 31, 1996. The actual amounts of both may vary and will be determined as of the actual date the Company's S corporation status terminates.


(10) Reflects the sale of 1,715,000 shares of Class A Common Stock by the Company at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     Any investment in the shares of Class A Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following factors in evaluating an investment in the Class A Common Stock.

FLUCTUATIONS IN THE GENERAL ECONOMY

     Demand for temporary services is significantly affected by the general level of economic activity in the country. When economic activity increases, temporary employees are often added before full-time employees are hired. Similarly, as economic activity slows, many companies reduce their use of temporary employees before undertaking layoffs of their full-time employees. Further, in an economic downturn, the Company may face pricing pressure from its clients and increased competition from other staffing companies, which could have a material adverse effect on the Company's business. Since the Company currently derives more than half of its revenues from the California market (approximately 60% in fiscal 1995), an economic downturn in California would have a greater impact on the Company than if the Company had a more widely dispersed revenue base.

COMPETITIVE MARKET

     The temporary services industry is highly competitive with limited barriers to entry. The Company competes in national, regional and local markets with full service agencies and with specialized temporary services agencies. Many competitors are smaller than the Company but have an advantage over the Company in discrete geographic markets because of their stronger local presence. Other competitors are more well known and have greater marketing and financial resources than the Company, which among other things could enable them to attempt to maintain or increase their market share by reducing prices. The Company expects the level of competition to remain high, and competitive pricing pressures may have an adverse effect on the Company's operating margins. See "Business--Competition."

ABILITY TO CONTINUE COMPANY GROWTH

     The Company has grown rapidly in recent years by opening new offices and increasing the volume of services provided through existing offices. There can be no assurance that the Company will continue to be able to maintain or expand its market presence in its current locations or to successfully enter other markets. The ability of the Company to continue its growth will depend on a number of factors including existing and emerging competition, the availability of working capital to support such growth, and the Company's ability to maintain margins in the face of pricing pressures, find new qualified licensees, find and retain new qualified office managers, recruit and train additional qualified temporary personnel, and manage costs.

INDUSTRY RISKS

     The Company is in the business of placing its employees in the work places of other businesses. Attendant risks include possible claims by its employees of discrimination, harassment and negligence by clients and other similar claims. The Company is also exposed to liability for unintentional employment of illegal aliens and for actions taken by its employees while on assignment, such as damages caused by employee errors, misuse of client proprietary information or theft of client property. The Company has policies and guidelines in place to reduce its exposure to these risks, but a failure to follow these policies and guidelines may result in negative publicity and the payment by the Company of money damages or fines. The Company maintains insurance policies against certain of these risks, but there can be no assurance that insurance coverage will continue to be available on acceptable terms or that it will be adequate to cover any such liability.

EMPLOYEE-RELATED COSTS; WORKERS' COMPENSATION

     The Company is required to pay unemployment insurance premiums and workers' compensation benefits for its temporary workers. Unemployment insurance premiums are set annually by the states in which employees perform services and could increase. The Company maintains workers' compensation insurance for its employees under a self-insurance program with the State of California (in support of which the Company is currently required to maintain a standby letter of credit of at least $4.0 million) and an insured program in its remaining areas of operation. With respect to the self-insurance program, the estimated costs of existing and incurred but not yet reported claims are accrued based on prior experience and may be subsequently revised based on developments related to such claims. The Company's management believes that the recorded accrual for workers' compensation obligations through the fiscal quarter ended March 31, 1996 is adequate, but there can be no assurance that the Company's actual future workers' compensation obligations will not exceed the amount of its accrual. Furthermore, there can be no assurance that the Company will be able to pass along to its clients any increased costs related to unemployment and workers' compensation insurance or that the Company will be able to obtain or renew on acceptable terms workers' compensation insurance coverage or the requisite standby letter of credit. See "Business--Workers' Compensation."


FRANCHISING AND LICENSING RISKS

     The Company derives a substantial amount of its revenues (approximately 31% in fiscal 1995) from franchised and licensed operations. The ownership of the Company's franchises and licenses is concentrated, with the ten largest franchisees and licensees together accounting for approximately 13% of the Company's systemwide billings in fiscal 1995. The loss of one or more significant franchisees or licensees would have an adverse effect on the Company's results of operations. While the Company's franchise and license agreements contain non-competition covenants, former franchisees and licensees may nevertheless be able to compete with the Company. The Company must comply with various state laws governing the sale of new licenses as well as its ongoing franchisee and licensee relationships (including termination and non-renewal of such relationships). See "Business--Operations" and "--Governmental Regulation."


RELIANCE ON SENIOR MANAGEMENT, LICENSEES AND QUALIFIED ASSOCIATES

     The success of the Company is highly dependent on the skills, experience and efforts of its experienced senior management team. The loss of the services of any of these key personnel could adversely affect the Company's business and prospects. See "Management." In addition, a significant portion of the Company's revenues and growth plans depend upon the Company's ability to recruit and retain talented licensees. See "Business--Operations." Finally, in periods of decreased unemployment or heightened competition, the Company may incur increased recruitment expenses and be unable to attract and retain sufficient numbers of qualified temporary employees to support its clients and growth plans.

DISCRETIONARY USE OF PROCEEDS

     A significant portion of the net proceeds to be received by the Company in the Offering have not been designated for any specific use other than as general working capital. Such proceeds may be utilized in the discretion of the Company. See "Use of Proceeds."

CHANGE IN ACCOUNTING METHOD

     In connection with the termination of the Company's S corporation status upon the closing of the Offering, the Company is required to change its method of accounting for tax reporting purposes from the cash method to the accrual method, resulting in a net charge to earnings in the fiscal quarter in which the Offering closes. The actual amount of the charge will be calculated as of the date the S corporation status terminates; if the Company had ceased to be treated as an S corporation as of

March 31, 1996, the net charge would have been approximately $6.5 million. See "Prior S Corporation Status and Distributions."



CONTROL BY PRINCIPAL SHAREHOLDER



     Prior to the Offering, all of the issued and outstanding capital stock of the Company was owned by Robert E. McDonough, Sr. (Chairman of the Company), Paul W. Mikos (Chief Executive Officer, President and a director of the Company, and the son-in-law of Mr. Robert McDonough), Susan McDonough Mikos (a director of the Company, the daughter of Mr. Robert McDonough and wife of Paul W. Mikos), and R. Emmett McDonough and his wife (the son and daughter-in-law of Mr. Robert McDonough), and various trusts for the benefit of these individuals and their children (the "Pre-Offering Shareholders"). Upon completion of the Offering, Mr. Robert McDonough will control Class A Common Stock representing approximately 38.8% (35.7% if the Underwriters' over-allotment option is exercised in full) of the combined voting power of the shareholders of the Company with respect to substantially all matters submitted to a shareholder vote. As a result, Mr. Robert McDonough will be able to exercise significant influence on the business and affairs of the Company, including the election of the Company's directors and authorization of other corporate actions requiring shareholder approval. Furthermore, after the closing of the Offering, the Pre-Offering Shareholders will continue to own all of the issued and outstanding shares of Class B Common Stock, which automatically converts into Class A Common Stock upon the earliest to occur of (i) a transfer to a non-affiliate of the holder thereof in a public offering pursuant to an effective registration statement or Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), (ii) the death or legal incapacity of Mr. Robert McDonough, and (iii) the tenth anniversary of the closing of the Offering. If this conversion occurs and assuming no other issuances or transfers of any capital stock of the Company, the Pre-Offering Shareholders will control Class A Common Stock representing approximately 63.6% (58.9% if the Underwriters' over-allotment option is exercised in full) of the combined voting power of the shareholders of the Company. Potential testamentary dispositions of shares of Common Stock by Mr. Robert McDonough could result in further concentration of the voting power of the Company's shareholders in the hands of the Pre-Offering Shareholders other than Mr. Robert McDonough. See "Principal and Selling Shareholders" and "Description of Capital Stock--Common Stock."



BENEFITS OF OFFERING TO EXISTING SHAREHOLDERS



     Of the shares offered hereby, 1,385,000, representing net proceeds of approximately $16.7 million at an assumed initial public offering price of $13.00 per share, are for the account of Robert E. McDonough, Sr. and R. Emmett McDonough and their related trusts (the "Selling Shareholders") (1,695,000, representing net proceeds of approximately $20.5 million, if the Underwriters' over-allotment option is exercised in full). In addition, a significant portion of the proceeds from the shares being sold by the Company in the Offering will be used to finance distributions to the Pre-Offering Shareholders of previously undistributed Company earnings in an amount equal to $5.0 million plus an additional amount equal to the Pre-Offering Shareholders' income tax obligations related to the Company's undistributed S corporation earnings from October 2, 1995 through the date of the termination of the Company's S corporation status. If the Company's S corporation status had terminated as of March 31, 1996, the additional distribution amount would have been approximately $2.5 million. The actual amount of this distribution may be significantly higher depending upon the Company's cash basis income for the period from March 31, 1996 until the closing of the Offering. See "Prior S Corporation Status and Distributions," "Use of Proceeds," and "Certain Transactions."



DILUTION


     Purchasers of Class A Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their shares of Class A Common Stock. See "Dilution." If the Company issues additional shares of Common Stock in the future, purchasers of Class A Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Class A Common Stock.

NO PRIOR PUBLIC MARKET; DETERMINATION OF INITIAL PUBLIC OFFERING PRICE; VOLATILITY OF CLASS A COMMON STOCK PRICE

     Prior to the Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price of the Class A Common Stock will be determined by negotiations among the Company, the Selling Shareholders and the Managing Underwriters (as defined herein) and may not be indicative of the market price of the Class A Common Stock after the Offering. See "Underwriting." The price of the Class A Common Stock in the future may be volatile. A variety of events, including quarter-to-quarter variations in operating results, news announcements, trading volume, general market trends and other factors (some of which are unrelated to the Company's performance), could result in wide fluctuations in the price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE IMPACT ON MARKET PRICE

     Sales of substantial amounts of Class A Common Stock in the public market following the Offering could adversely affect the price of the Class A Common Stock and may make it more difficult for the Company to sell shares of Class A Common Stock in the future at times and for prices that it deems appropriate. The Company, the Selling Shareholders, all directors and executive officers, and other shareholders of the Company have agreed, subject to certain exceptions, not to offer, sell, transfer or otherwise encumber or dispose of, directly or indirectly, any shares of Common Stock, or securities convertible into or exchangeable for Common Stock, for a period of 180 days from the date of this Prospectus without the prior written consent of Dillon, Read & Co. Inc.


     Following the Offering, the Company will have outstanding 8,510,000 shares of Common Stock, consisting of 5,365,000 shares of Class A Common Stock and 3,145,000 shares of Class B Common Stock (8,665,000 shares, consisting of 5,830,000 shares of Class A Common Stock and 2,835,000 shares of Class B Common Stock, if the Underwriters' over-allotment option is exercised in full). Of such shares, the 3,100,000 shares of Class A Common Stock offered hereby (3,565,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable unless acquired by affiliates of the Company, and 5,410,000 shares of Common Stock, consisting of 2,265,000 shares of Class A Common Stock and 3,145,000 shares of Class B Common Stock (5,100,000 shares, consisting of 2,265,000 shares of Class A Common Stock and 2,835,000 shares of Class B Common Stock, if the Underwriters' over-allotment option is exercised in full) will be subject to the 180-day lock-up agreements with the Underwriters. Following the expiration of the 180-day lock-up period, such shares will be available for sale as Class A Common Stock in the public market in registered offerings or under Rule 144 promulgated under the Securities Act (subject to compliance with certain volume limitations and other applicable requirements). See "Description of Capital Stock--Common Stock." The Company intends shortly after the completion of the Offering to file registration statements under the Securities Act to register 900,000 shares of Class A Common Stock reserved for issuance pursuant to its 1996 Employee Stock Incentive Plan and 250,000 shares of Class A Common Stock reserved for issuance pursuant to its 1996 Employee Stock Purchase Plan. In addition, Robert E. McDonough, Sr. has annual demand registration rights with respect to approximately 2,500,000 shares of Common Stock, and Robert E. McDonough, Sr. and R. Emmett McDonough have certain "piggyback" registration rights with respect to a total of approximately 3,800,000 shares of Common Stock in future registrations by the Company. See "Description of Capital Stock--Registration Rights of Certain Holders," "Shares Eligible for Future Sale" and "Underwriting." Additional shares of Class A Common Stock, including shares issuable upon exercise of options, will also become eligible for sale in the public market from time to time in the future.


POSSIBLE ANTI-TAKEOVER EFFECTS

     The Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which will be in effect upon the closing of the Offering, contain provisions that could limit the ability of shareholders to remove incumbent directors or approve transactions that they may deem to be in their best interests (including transactions in which the shareholders might otherwise receive a premium for their shares over then-current market prices), and that could discourage, delay or prevent a change in control of the Company and thereby limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions (i) allow the Company to issue preferred stock with rights senior to those of the Common Stock, (ii) make it more difficult for shareholders to remove directors, (iii) eliminate cumulative voting and provide for a classified Board of Directors with staggered three-year terms when the Company becomes a "listed corporation" within the meaning of the California Corporations Code (i.e., has at least 800 holders of its equity securities as of the record date of the Company's most recent annual meeting of shareholders) and (iv) impose various procedural and other requirements which could make it more difficult for shareholders to effect certain corporate actions. In addition, the Company's Shareholders Rights Agreement, which will be in effect upon the closing of the Offering, provides for discount purchase rights to certain shareholders of the Company upon certain acquisitions of Class A Common Stock and may inhibit a change in control of the Company. See "Description of Capital Stock."


     Pursuant to the Company's 1996 Stock Incentive Plan, options outstanding thereunder may, in certain circumstances, become immediately exercisable in connection with a change of control of the Company, which could adversely affect the likelihood of such a change. See "Management--1996 Stock Incentive Plan."

                  PRIOR S CORPORATION STATUS AND DISTRIBUTIONS


     Effective as of October 1, 1987, the Company elected to operate under Subchapter S of the Internal Revenue Code and comparable provisions of certain state income tax laws. An S corporation is generally not subject to income tax at the corporate level (with certain exceptions under state income tax laws). Instead, the S corporation's income generally passes through to the shareholders and is taxed on their personal income tax returns. In connection with the consummation of the Offering, the Company's S corporation status will terminate. As a result, the Company's earnings through the date of termination of the Company's S corporation status will be taxed for federal and state income tax purposes, with certain exceptions, directly to the Pre-Offering Shareholders. As a C corporation, the Company will be subject to federal and state income taxes on its earnings subsequent to the termination of its S corporation status.


SHAREHOLDER DISTRIBUTIONS


     Prior to the Offering, the Company declared a distribution to the Pre-Offering Shareholders in an aggregate amount equal to $5.0 million plus an additional amount equal to the Pre-Offering Shareholders' income tax obligations related to the Company's undistributed S corporation earnings from October 2, 1995 through the date of the termination of the Company's S corporation status. If the Company's S corporation status had terminated as of March 31, 1996, the additional distribution amount would have been approximately $2.5 million. The actual amount of this distribution may be significantly higher depending upon the Company's cash basis income for the period from March 31, 1996 until the closing of the Offering. The $5.0 million amount described above represents previously undistributed Company earnings for periods prior to October 2, 1995, and was paid to the Pre-Offering Shareholders in May 1996. The distribution was financed through borrowings under the Company's line of credit agreement, which will be repaid with proceeds of the Offering. See "Certain Transactions-- Shareholder Distributions."


ACCOUNTING EFFECT


     In connection with the termination of its S corporation status, the Company is required by the Internal Revenue Code to change its method of accounting for tax reporting purposes from the cash method to the accrual method. Such change will result in a net charge to earnings in the third quarter of fiscal 1996 resulting from differences in the tax treatment of certain of the Company's assets and liabilities under the cash and accrual methods of accounting and is reflected through (i) an increase in current and deferred income tax liabilities, partially offset by (ii) an increase in the Company's deferred tax assets. The actual current and deferred income tax assets and liabilities and the offsetting related income tax provision will be recorded in the Company's Financial Statements based on temporary differences as of the date the S corporation status is terminated. Based upon the Company's unaudited results of operations and financial information as of and for the six months ended March 31, 1996 and assuming the Company ceased to operate as an S corporation as of such date, the net charge to earnings as a provision for current and deferred income taxes would have been approximately $6.5 million. This net charge is based upon adjusting taxable temporary differences of approximately $27.9 million (the tax effect of which is approximately $10.9 million), which would be included in taxable income in four equal amounts for tax years beginning with fiscal 1996. This adjustment is partially offset by the establishment of deductible temporary differences totaling approximately $10.8 million (the tax effect of which is approximately $4.2 million).

                                USE OF PROCEEDS

     The net proceeds from the sale of the 1,715,000 shares of Class A Common Stock offered by the Company hereby are estimated to be approximately $19.9 million ($21.8 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and expenses payable by the Company in connection with the Offering. The Company will not receive any of the net proceeds from the sale of shares of Class A Common Stock by the Selling Shareholders in the Offering. See "Principal and Selling Shareholders."


     From the net proceeds, the Company intends to (i) repay line of credit borrowings incurred to finance the $5.0 million in distributions paid to the Pre-Offering Shareholders in May 1996, and (ii) pay an additional distribution to the Pre-Offering Shareholders for their tax obligations related to the Company's S corporation earnings from October 2, 1995 through the date immediately preceding the date of termination of the Company's S corporation status in connection with the consummation of the Offering. If the Company's S corporation status had terminated as of March 31, 1996, such amount would have been approximately $2.5 million. See "Prior S Corporation Status and Distributions," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions." Assuming that the amount of the distribution described above is $2.5 million, the remaining net proceeds of approximately $12.4 million (approximately $14.3 million if the Underwriters' over-allotment option is exercised in full) will be used for working capital and other general corporate purposes, which are expected to include: the opening of new independently-managed offices (approximately $6.3 million); the opening of new Company-owned offices (approximately $1.9 million); the growth of existing Company-owned and independently-managed offices and possible joint ventures with certain licensees and franchisees to expand their existing operations in certain territories (approximately $1.7 million); research and development expenditures relating to the further development of HPTSM, including hardware, software, and development costs (approximately $1.0 million); other operational system upgrades required to integrate automated billings (approximately $1.0 million); and the expansion of the EDGESM program, including EDGESM computer hardware and installation costs expected to be incurred if the Company is successful in increasing the number of clients that use EDGESM systems (approximately $0.5 million). The amounts actually expended for each purpose may vary significantly and are subject to change at the Company's discretion depending upon certain factors, including economic conditions, changes in the temporary staffing industry or the competitive environment, and strategic opportunities that may arise. See "Business--Growth Strategy." Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the Offering in investment grade, interest-bearing securities.


                                DIVIDEND POLICY


     Other than distributions to the Company's Pre-Offering Shareholders in connection with S corporation taxes and the termination of the Company's S corporation status, the Company does not intend to declare or pay cash dividends in the foreseeable future. The payment of dividends is subject to the discretion of the Board of Directors of the Company and will depend on the Company's results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends, and other factors the Company's Board of Directors deems relevant. During fiscal 1994, the Company made no cash distributions to its shareholders. During fiscal 1995, the Company made cash distributions to its shareholders of approximately $0.9 million in the aggregate. In April 1996, the Company made cash distributions to its shareholders of approximately $0.7 million in the aggregate representing income tax obligations of the Company's Pre-Offering Shareholders with respect to the Company's fiscal 1995 earnings. In May 1996, the Company made cash distributions to its shareholders of $5.0 million in the aggregate representing the Company's previously undistributed earnings for periods prior to October 2, 1995. With respect to additional distributions being made by the Company to its Pre-Offering Shareholders in connection with S corporation taxes and the termination of the Company's S corporation status, see "Prior S Corporation Status and Distributions."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1996 (i) on an actual basis, (ii) on a pro forma basis to give effect to distributions to the Pre-Offering Shareholders in an aggregate amount of approximately $7.5 million, the accounting adjustments required in connection with the Company's change to C corporation status, and the reclassification of remaining undistributed S corporation earnings to additional paid-in capital, and (iii) pro forma as adjusted to give effect to the sale of 1,715,000 shares of Class A Common Stock offered by the Company hereby (at an assumed initial public offering price of $13.00 per share), the application of the estimated net proceeds to the Company therefrom and the conversion of 1,385,000 shares of Class B Common Stock to Class A Common Stock in connection with the sale of such shares by the Selling Shareholders in the Offering. See "Prior S Corporation Status and Distributions," "Use of Proceeds," "Description of Capital Stock--Common Stock" and Note 9 of Notes to Financial Statements.



                                                                      MARCH 31, 1996(1)
                                                            -------------------------------------
                                                                                       PRO FORMA
                                                            ACTUAL      PRO FORMA     AS ADJUSTED
                                                            -------     ---------     -----------
                                                                   (DOLLARS IN THOUSANDS)
Short-term debt:
  Current portion of capitalized lease obligations.......   $   378      $   378        $   378
  Distributions payable to shareholders..................                  7,461
                                                            -------      -------        -------
       Total short-term debt.............................   $   378      $ 7,839        $   378
                                                            =======      =======        =======
Long-term debt:
  Capitalized lease obligations..........................   $   946      $   946        $   946
                                                            -------      -------        -------
Shareholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares
     authorized; no shares outstanding...................        --           --             --
  Class A Common Stock, $0.01 par value;
     50,000,000 shares authorized; 2,265,000 shares
     outstanding (actual and pro forma); 5,365,000 shares
     outstanding (pro forma as adjusted).................        23           23             54
  Class B Common Stock, $0.01 par value;
     4,530,000 shares authorized; 4,530,000 shares
     outstanding (actual and pro forma); 3,145,000
     outstanding
     (pro forma as adjusted).............................        45           45             31
  Additional paid-in capital.............................        84        6,278         26,145
  Retained earnings......................................    23,715        3,559          3,559
                                                            -------      -------        -------
       Total shareholders' equity........................    23,867        9,905         29,789
                                                            -------      -------        -------
            Total capitalization.........................   $24,813      $10,851        $30,735
                                                            =======      =======        =======


- ---------

(1) Excludes 400,000 shares issuable upon exercise of stock options granted as of the closing of the Offering to employees and non-employee directors of the Company under the Company's 1996 Stock Incentive Plan. See "Management--1996 Stock Incentive Plan."

                                      DILUTION


     The net tangible book value of the Company as of March 31, 1996 was approximately $23.4 million, or approximately $3.44 per share of Common Stock, based upon 6,795,000 shares of Common Stock outstanding. See "Certain Transactions." Net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the number of shares of Common Stock outstanding at that date. After giving effect to distributions to the Pre-Offering Shareholders in an aggregate amount of $7.5 million and the accounting adjustments required in connection with the Company's change to C corporation status, which will result in a net charge to earnings in the fiscal quarter in which the Offering closes in conjunction with the consummation of the Offering (see "Prior S Corporation Status and Distributions"), but without giving effect to the sale of the shares of Class A Common Stock offered by the Company hereby, the pro forma tangible net book value of the Company as of March 31, 1996 would have been approximately $9.4 million, or approximately $1.39 per share of Common Stock, based upon 6,795,000 shares of Common Stock outstanding. After giving effect to the sale by the Company of the 1,715,000 shares of Class A Common Stock offered by the Company hereby (at an assumed public offering price of $13.00 per share and after deducting underwriting discounts and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of March 31, 1996 would have been approximately $29.8 million, or approximately $3.50 per share of Common Stock, based upon 8,510,000 shares of Common Stock outstanding. This represents an immediate increase in net tangible book value of approximately $2.11 per share to existing shareholders and an immediate dilution of approximately $9.50 per share to new investors purchasing shares in the Offering. The following table illustrates this per-share dilution as of March 31, 1996:



    Assumed initial public offering price per share...................             $13.00
         Pro forma net tangible book value per share before the
          Offering....................................................   $1.39
         Increase attributable to new investors.......................    2.11
                                                                         -----
    Pro forma net tangible book value per share after the Offering....               3.50
                                                                                   ------
    Dilution per share to new investors...............................             $ 9.50
                                                                                   ======



     The following table summarizes, on a pro forma basis as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company for those shares, and the average price paid by the existing shareholders and by new investors purchasing shares in the Offering (at an assumed initial public offering price of $13.00 per share and without giving effect to underwriting discounts and estimated expenses of the Offering):


                                       SHARES PURCHASED         TOTAL CONSIDERATION
                                     --------------------      ----------------------      AVERAGE PRICE
                                      NUMBER      PERCENT        AMOUNT       PERCENT        PER SHARE
                                     ---------    -------      -----------    -------      --------------
Existing Shareholders(1)(2).......   6,795,000      79.8%      $   152,000       0.7%          $ 0.02
New Investors(2)..................   1,715,000      20.2        22,295,000      99.3            13.00
                                     ---------     -----       -----------     -----
     Total........................   8,510,000     100.0%      $22,447,000     100.0%          $ 2.64
                                     =========     =====       ===========     =====

- ---------

(1) The foregoing calculations exclude 400,000 shares of Class A Common Stock issuable upon exercise of stock options granted as of the closing of the Offering to employees and non-employee directors of the Company under the Company's 1996 Stock Incentive Plan. See "Management-- Executive Compensation," and "Description of Capital Stock--Stock Options."

(2) Sales by the Selling Shareholders in the Offering will reduce the number of shares of Common Stock held by existing shareholders to 5,410,000 shares or 63.6% (5,100,000 shares or 58.9% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering, and will increase the number of shares of Common Stock held by new investors after the Offering to 3,100,000 shares or 36.4% (3,565,000 shares or 41.1% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

     The selected financial data with respect to the Company set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus. The following selected financial information (other than "Selected Operating Data") as of and for the fiscal years ended September 30, 1991, September 27, 1992, October 3, 1993, October 2, 1994 and October 1, 1995 has been derived from the audited financial statements of the Company. The selected financial information as of April 2, 1995 and March 31, 1996 and for the six months then ended has been derived from the Company's unaudited financial statements which have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments which are only of a normal recurring nature necessary for a fair presentation of the financial position and results of operations for such periods. The results for the fiscal quarter ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year. The pro forma statement of operations data set forth below does not purport to be indicative of the results of operations that would have occurred had the Company's S corporation status terminated at October 1, 1990, or which may be expected to occur in the future. See "Certain Transactions-- Reclassification."


                                                                                                       SIX MONTHS ENDED(1)
                                                          FISCAL YEAR ENDED(1)                       ------------------------
                                       ----------------------------------------------------------     APRIL 2,     MARCH 31,
                                         1991        1992        1993        1994         1995          1995          1996
                                       --------    --------    --------    --------    ----------    ----------    ----------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues
Direct sales........................   $ 76,417    $ 85,651    $103,219    $119,042    $  144,646    $   67,520    $   83,202
Licensee sales......................      2,596       6,472      16,036      31,201        61,377        25,387        45,525
Franchise royalties.................        970       1,608       1,938       2,462         2,751         1,422         1,347
Initial license fees................         48         102         101         300           229           102            39
                                        -------    --------    --------    --------     ---------     ---------     ---------
    Total revenues..................     80,031      93,833     121,294     153,005       209,003        94,431       130,113
Cost of direct sales................     57,426      66,386      80,195      92,022       110,159        51,467        63,620
Cost of licensee sales..............      1,827       4,831      12,281      24,018        46,017        19,134        34,229
Licensees' share of gross profit....        469       1,073       2,450       4,857        10,328         4,174         7,554
Selling and administrative
  expenses..........................     20,419      19,685      24,245      27,581        35,667        17,218        18,839
Depreciation and amortization.......      1,028         819         848       1,436         1,453           627           939
                                        -------    --------    --------    --------     ---------     ---------     ---------
Operating income (loss).............     (1,138)      1,039       1,275       3,091         5,379         1,811         4,932
Other income, net...................        174         441         582         711         1,118           414           408
                                        -------    --------    --------    --------     ---------     ---------     ---------
Income (loss) before income taxes...       (964)      1,480       1,857       3,802         6,497         2,225         5,340
Provision for income taxes..........                     37          46          57            97            33            80
                                        -------    --------    --------    --------     ---------     ---------     ---------
Net income (loss)...................   $   (964)   $  1,443    $  1,811    $  3,745    $    6,400    $    2,192    $    5,260
                                        =======    ========    ========    ========     =========     =========     =========
PRO FORMA DATA(2):
Income (loss) before income taxes...   $   (964)   $  1,480    $  1,857    $  3,802    $    6,497    $    2,225    $    5,340
Provision for (benefit from) income
  taxes.............................       (386)        592         743       1,521         2,599           890         2,136
                                        -------    --------    --------    --------     ---------     ---------     ---------
Net income (loss)...................   $   (578)   $    888    $  1,114    $  2,281    $    3,898    $    1,335    $    3,204
                                        =======    ========    ========    ========     =========     =========     =========
Net income per common share(3)......                                                        $0.52         $0.18         $0.43
Weighted average common shares
  outstanding(3)....................                                                    7,439,000     7,439,000     7,439,000

SELECTED OPERATING DATA(4):
Number of offices(5)................         75          81          94         119           142           133           151
Average hours billed per
  office(6).........................    107,964     129,000     141,765     150,936       162,096        80,442        89,598
Total systemwide billings(7)........   $ 93,990    $115,035    $146,388    $186,270    $  247,118    $  113,738    $  149,965
Gross period billings per
  office(8).........................   $  1,253    $  1,420    $  1,557    $  1,565    $    1,740    $      855    $      993

BALANCE SHEET DATA:
Cash and cash equivalents...........   $    541    $    792    $    688    $  1,330    $    2,204    $    1,238    $        0
Working capital.....................      4,685       6,719       6,344      10,610        14,649        12,627        18,220
Total assets........................     14,464      17,687      21,816      30,490        43,496        34,615        41,931
Long-term debt......................          0           0           0         851         1,142         1,345           946
Shareholder equity..................      7,610       9,053      10,084      13,829        19,308        16,021        23,867

- ---------


(1) Beginning in fiscal 1992, the Company changed its fiscal year end from September 30 to a 52- or 53-week period ending the Sunday closest to the end of September. Thus, "fiscal 1991," "fiscal 1992," "fiscal 1993," "fiscal 1994" and "fiscal 1995" refer to the Company's fiscal years ending September 30, 1991; September 27, 1992; October 3, 1993; October 2, 1994; and October 1, 1995, respectively. All these fiscal years consisted of 52 weeks except for fiscal 1993 which consisted of 53 weeks. The six month fiscal periods ended April 2, 1995 and March 31, 1996 each consisted of 26 weeks.


(2) Effective as of October 1, 1987, the Company elected to operate as an S corporation under Subchapter S of the Internal Revenue Code and comparable provisions of certain state income tax laws. The pro forma income statement data reflect provisions for federal and state income taxes as if the Company had been subject to federal and state income taxation as a C corporation during each of the periods presented. See "Prior S Corporation Status and Distributions," "Management's Discussion and Analysis of Financial Condition and Results of Operations Change in Accounting Method; Charge to Earnings" and Note 1 of Notes to the Financial Statements.


(3) Pro forma net income per share is computed by dividing pro forma net income by 7,439,000, which is the weighted average number of shares of Common Stock outstanding during the period after adjusting to include the estimated 644,000 shares required to be sold by the Company to fund the pro forma distribution payable to shareholders as described in "Prior S Corporation Status and Distributions" and in Note 9 of Notes to the Financial Statements.



(4) For a presentation of this information for Company-owned, licensed and franchised offices, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operations."



(5) Consists of all Company-owned, licensed and franchised offices at the end of the relevant period.



(6) Total hours billed by all Company-owned, licensed and franchised offices divided by the total number of offices systemwide at the end of the relevant period.



(7) Consists of all services billed to clients by all Company-owned, licensed and franchised offices. For Company-owned offices and licensed offices, all billings are Company revenues; for franchised offices, Company revenues are a royalty averaging approximately 6.3-7.0% of billings.



(8) Total gross annual billings by all Company-owned, licensed and franchised offices divided by the total number of offices systemwide at the end of the relevant period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Financial Statements of the Company and Notes thereto and other financial information appearing elsewhere in this Prospectus.

GENERAL

     The Company provides temporary staffing services to industrial and service companies, professional organizations and governmental agencies. During the twelve months ended December 31, 1995, the Company placed approximately 93,000 temporary workers and provided over 24.4 million hours of staffing services to over 13,000 clients. From the beginning of fiscal 1993 through the end of fiscal 1995, the Company added 61 offices and increased revenues and income before taxes at compound annual growth rates of 30.6% and 63.7%, respectively, to $209.0 million and $6.5 million, respectively.


     The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest September 30. The fiscal years ended October 1, 1995 and October 2, 1994 included 52 weeks and the fiscal year ended October 3, 1993 included 53 weeks. The fiscal year ending September 29, 1996 will include 52 weeks. The six-month fiscal periods ended April 2, 1995 and March 31, 1996, each consisted of 26 weeks.


OPERATIONS


     The Company's revenues are derived from Company-owned offices (direct sales) and independently-managed offices (licensee sales and franchise royalties). Under the Company's franchise arrangements, the franchisee pays all lease and working capital costs relating to its office, including funding payroll and collecting clients' accounts. The franchisee pays the Company an initial franchise fee and royalties equal to approximately 7% of its gross billings. The Company processes payroll and invoices clients, and the franchisee employs all management staff and temporary personnel affiliated with its office. Under the Company's license arrangements, the licensee pays the Company an initial license fee and pays all lease and working capital costs relating to its office. The licensee employs all management staff affiliated with its office, but the Company acts as the employer of all temporary personnel affiliated with the licensee's office, handles invoicing and collecting clients' accounts, and remits to the licensee 60-70% of the office's gross profit (depending upon hours billed by the licensee in the prior contract year). As of June 1, 1996, there were 21 of the Company's independently-managed offices operating as franchises and 68 operating as licenses. Independently-managed offices opened from 1987 to 1990 are traditional franchises, and independently-managed offices opened since 1990 are operated as licenses. The Company switched from franchise to license format to exercise more control over the collection and tracking of the receivables of the independently-managed offices and to allow the Company to grow without being limited by the financial resources of franchises. The number of licensee offices is expected to increase because new independently-managed offices will be opened in license format and offices currently operated as franchises may, depending upon various factors, be converted to license format upon renewal of their franchise agreements. As the number of franchisee offices decreases, royalty income will decrease.



     The table on the following page shows the number of Company-owned, franchised and licensed offices and customer billings associated with each as of the end, and for each, of the last five fiscal years and for the first half of fiscal 1995 and fiscal 1996. Total systemwide billings consists of all services billed to clients by all Company-owned and independently-managed offices. For the Company-owned offices and licensed offices, all billings are Company revenues; for franchised offices, Company revenues are a royalty averaging approximately 6.3-7.0% of gross billings. The Company's long-term revenue growth depends in part upon its ability to continue to open new offices, as well as its ability to enhance the sales of existing offices beyond historical levels.

                                                                                           SIX MONTHS ENDED
                                                                                         --------------------
                                                FISCAL YEAR ENDED                                     MARCH
                             -------------------------------------------------------     APRIL 2,       31,
                              1991        1992        1993        1994        1995         1995        1996
                             -------    --------    --------    --------    --------     --------    --------
                                             (DOLLARS IN THOUSANDS)
COMPANY-OWNED OFFICES
  Number of offices.......        46          49          53          59          63           63         66
  Average hours billed per
    office................   139,112     153,365     172,292     192,857     217,907      102,164    116,227
  Total billings..........   $76,417    $ 85,651    $103,219    $119,042    $144,646     $ 67,520    $83,202
  Average billings
    per office............   $ 1,661    $  1,748    $  1,948    $  2,018    $  2,296     $  1,072    $ 1,261
LICENSED OFFICES
  Number of offices.......         7          14          21          39          58           47         64
  Average hours billed per
    office................    34,176      43,480      74,383      80,801      96,545       50,282     62,930
  Total billings..........   $ 2,596    $  6,472    $ 16,036    $ 31,201    $ 61,377     $ 25,387    $45,525
  Average billings
    per office............   $   371    $    462    $    764    $    800    $  1,058     $    540    $   711
  Initial license fees....   $    48    $    102    $    101    $    300    $    229     $    102    $    39
FRANCHISED OFFICES
  Number of Offices.......        22          18          20          21          21           23         21
  Average hours billed per
    office................    66,306     129,214     131,621     163,402     175,699       82,564     87,165
  Total billings..........   $14,977    $ 22,912    $ 27,133    $ 36,027    $ 41,095     $ 20,831    $21,238
  Average billings
    per office............   $   681    $  1,273    $  1,357    $  1,716    $  1,957     $    906    $ 1,011
  Royalties...............   $   970    $  1,608    $  1,938    $  2,462    $  2,751     $  1,422    $ 1,347
TOTAL OFFICES.............        75          81          94         119         142          133        151
TOTAL SYSTEMWIDE
  BILLINGS................   $93,990    $115,035    $146,388    $186,270    $247,118     $113,738   $149,965
TOTAL COMPANY REVENUES....   $80,031    $ 93,833    $121,294    $153,005    $209,003     $ 94,431   $130,113

CHANGE IN ACCOUNTING METHOD; CHARGE TO EARNINGS

     In connection with the termination of the Company's S corporation status upon the closing of the Offering, the Company is required to change its method of accounting for tax reporting purposes from the cash method to the accrual method, resulting in a net charge to earnings in the third quarter of fiscal 1996. The actual amount of the charge will be calculated as of the date the S corporation status terminates; if the Company had ceased to be treated as an S corporation as of March 31, 1996, the net charge would have been approximately $6.5 million. See "Prior S Corporation Status and Distributions."

RESULTS OF OPERATIONS

     The table below shows certain information from the Company's statements of operations expressed as a percentage of revenues for the periods indicated.


                                                                               SIX MONTHS ENDED
                                                                              -------------------
                                                    FISCAL YEAR ENDED          APRIL      MARCH
                                                -------------------------       2,         31,
                                                1993      1994      1995       1995        1996
                                                -----     -----     -----     -------    --------
Total revenues...............................   100.0%    100.0%    100.0%     100.0%      100.0%
Total cost of direct and licensee sales......    76.2      75.8      74.7       74.8        75.2
                                                -----     -----     -----     -------    --------
Gross profit.................................    23.8      24.2      25.3       25.2        24.8
Licensees' share of gross profit.............     2.0       3.2       4.9        4.4         5.8
Selling, general and administrative
  expenses...................................    20.7      19.0      17.8       18.9        15.2
                                                -----     -----     -----     -------    --------
Operating income.............................     1.1       2.0       2.6        1.9         3.8
Other income, net............................     0.5       0.5       0.5        0.4         0.3
                                                -----     -----     -----     -------    --------
Income before income taxes...................     1.5%      2.5%      3.1%       2.4%        4.1%
                                                =====     =====     =====     =======    =========


     Total revenues equals all billings by Company-owned and licensed offices, royalties averaging approximately 6.3-7.0% of franchise office billings and initial license fees. Cost of direct and licensee sales consists primarily of salary and other direct employment expenses for temporary employees. Licensees' share of gross profit reflects the Company's payment to licensees of 60-70% of their gross profit (depending upon the volume of business generated by these offices in the prior fiscal year). The Company does not anticipate any significant changes in the rate structure for the licensee offices. However, the number of licensee offices, volume of business and level of gross profit generated by all licensee offices may change in the future as the Company strives to open new licensee offices. The Company's other income consists of revenues from finance charges to past due accounts, interest income net of interest expense and other miscellaneous income.


  First Half of Fiscal 1996 Compared to First Half of Fiscal 1995



     Total revenues increased 37.8% or $35.7 million from $94.4 million for the first half of fiscal 1995 to $130.1 million for the first half of fiscal 1996, primarily attributable to volume increases. The volume increases were primarily attributable to increased billings at existing offices primarily from increases in billings in the light industrial business segment and expansion of services, including EDGE, and to 18 new offices opened since the prior period.



     Gross profit increased 35.4% or $8.4 million from $23.8 million for the first half of fiscal 1995 to $32.3 million for the first half of fiscal 1996. Gross profit as a percentage of revenues decreased from 25.2% for the first half of fiscal 1995 to 24.8% for the first half of fiscal 1996 due to the conversion of two franchises to licenses and the commensurate decline in franchise royalty revenues (which have no cost of sales and minimal related operating expenses). The Company's business mix and gross margins remained relatively stable.



     Licensees' share of gross profit represents the net payments to licensees based upon a percentage of gross profit generated by the licensee operation. Licensees' share of gross profit increased 81.0% or $3.4 million from $4.2 million for the first half of fiscal 1995 to $7.6 million for the first half of fiscal 1996. Licensees' share of gross profit as a percentage of total revenues increased from 4.4% for the first half of fiscal 1995 to 5.8% for the first half of fiscal 1996. This increase resulted from an increase from 26.9% to 35.0% in the percentage of total revenues derived from licensees as a percentage of total revenue.



     Selling, general and administrative expenses increased 10.8% or $1.9 million from $17.8 million for the first half of fiscal 1995 to $19.8 million for the first half of fiscal 1996. Selling, general and administrative expenses as a percentage of total revenues decreased from 18.9% for the first half of fiscal 1995 to 15.2% for the first half of fiscal 1996, largely due to the Company's total revenues expanding more rapidly than selling, general and administrative expenses. The Company has implemented several cost saving measures to maintain or reduce its level of selling, general and administrative expenses as a percentage of total revenue. Such measures include the installation of a Company-wide expense budgeting program to make corporate managers more accountable for their operating expenditures and the initiation of a profit sharing plan at the office level to pay to office and area managers based on office location operating profit. There can be no assurance that selling, general and administrative expenses will not increase in the future, both in absolute terms and as a percentage of total revenue, and increases in these expenses could adversely affect the Company's profitability.



     Operating income increased 172.3% or $3.1 million from $1.8 million for the first half of fiscal 1995 to $4.9 million for the first half of fiscal 1996 due to factors described above. Operating income as a percentage of revenues increased from 1.9% for the first half of fiscal 1995 to 3.8% for the first half of fiscal 1996.



     Income before income taxes increased 140.0% or $3.1 million from $2.2 million for the first half of fiscal 1995 to $5.3 million for the first half of fiscal 1996 due to the factors described above. As a percentage of total revenues, income before income taxes increased from 2.4% in the first half of fiscal 1995 to 4.1% in the first half of fiscal 1996.


  Fiscal 1995 Compared to Fiscal 1994

     Total revenues increased 36.6% or $56.0 million from $153.0 million for fiscal 1994 to $209.0 million for fiscal 1995, primarily attributable to volume increases. The average billing rate remained relatively stable throughout the period. The volume increases were primarily attributable to increased billings at existing offices resulting from increases in billings in the light industrial business segment, expansion of services, including EDGESM, and 23 new offices opened since the prior period.

     Gross profit increased 42.9% or $15.9 million from $37.0 million for fiscal 1994 to $52.8 million for fiscal 1995. Gross profit as a percentage of total revenues increased from 24.2% in fiscal 1994 to 25.3% in fiscal 1995. This increase was attributable primarily to increases in the gross profit margin of Company-owned and independently-managed offices resulting from a higher-margin business mix.

     Licensees' share of gross profit increased 112.6% or $5.5 million from $4.9 million for fiscal 1994 to $10.3 million for fiscal 1995, mainly due to an increase in licensees' revenues. As a percentage of total revenues, licensees' share of gross profit increased from 3.2% in fiscal 1994 to 4.9% in fiscal 1995, due primarily to an increase in sales by licensed offices, partly offset by a slight decrease in the percentage of licensees' gross profit that the Company remits to licensees from 67.6% in fiscal 1994 to 67.2% in fiscal 1995.


     Selling, general and administrative expenses increased 27.9% or $8.1 million from $29.0 million for fiscal 1994 to $37.1 million for fiscal 1995. Selling, general and administrative expenses as a percentage of total revenues decreased from 19.0% in fiscal 1994 to 17.8% in fiscal 1995, primarily because the Company's total revenues expanded more rapidly than selling, general and administrative expenses. Included in general and administrative expenses in fiscal 1995 was a one-time special bonus of $1.3 million paid to the Company's founder, Mr. Robert E. McDonough. Excluding this special bonus, selling, general and administrative expenses as a percentage of total revenues would have been 17.2% in fiscal 1995.


     Operating income increased 74.0% or $2.3 million from $3.1 million for fiscal 1994 to $5.4 million for fiscal 1995 due to the factors described above. Operating income as a percentage of total revenues increased from 2.0% in fiscal 1994 to 2.6% in fiscal 1995. Excluding the one-time special bonus of $1.3 million described above, operating income increased to $6.7 million or 3.2% of total revenues for fiscal 1995.

     Income before income taxes increased 70.9% or $2.7 million from $3.8 million for fiscal 1994 to $6.5 million for fiscal 1995 due to the factors described above. As a percentage of total revenues, income before income taxes increased from 2.5% in fiscal 1994 to 3.1% in fiscal 1995.

  Fiscal 1994 Compared to Fiscal 1993

     Total revenues increased 26.1% or $31.7 million from $121.3 million for fiscal 1993 to $153.0 million for fiscal 1994, primarily attributable to volume increases. The average billing rate remained relatively stable. The volume increases were primarily attributable to increased billings at existing offices resulting from increases in billings in the light industrial business segment, and 25 new offices opened since the prior period.

     Gross profit increased 28.3% or $8.1 million from $28.8 million for fiscal 1993 to $37.0 million for fiscal 1994. Gross profit as a percentage of total revenues increased from 23.8% in fiscal 1993 to 24.2% in fiscal 1994 due to a favorable business mix.

     Licensees' share of gross profit increased 98.2% or $2.4 million from $2.5 million for fiscal 1993 to $4.9 million for fiscal 1994. As a percentage of total revenues, licensees' share of gross profit increased from 2.0% in fiscal 1993 to 3.2% in fiscal 1994, due primarily to an increase in sales by licensed offices and an increase in the percentage of licensees' gross profit that the Company remits to licensees from 65.2% in fiscal 1993 to 67.6% in fiscal 1994.

     Selling, general and administrative expenses increased 15.6% or $3.9 million from $25.1 million for fiscal 1993 to $29.0 million for fiscal 1994. Selling, general and administrative expenses as a percentage of total revenues decreased from 20.7% in fiscal 1993 to 19.0% in fiscal 1994, primarily because the Company's total revenues expanded more rapidly than selling, general and administrative expenses.

     Operating income increased 142.4% or $1.8 million from $1.3 million for fiscal 1993 to $3.1 million for fiscal 1994 due to the factors described above. Operating income as a percentage of total revenues increased from 1.1% in fiscal 1993 to 2.0% in fiscal 1994.

     Income before income taxes increased 104.7% or $1.9 million from $1.9 million for fiscal 1993 to $3.8 million for fiscal 1994 due to the factors described above. As a percentage of total revenues, income before income taxes increased from 1.5% in fiscal 1993 to 2.5% in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's liquidity depends primarily upon its net income, accounts receivable, accounts payable and accrued expenses. Historically, the Company has financed its operations through cash generated by operating activities and bank lines of credit. The principal use of cash is for financing of accounts receivable, particularly during periods of growth. As of March 31, 1996, the Company had $34.2 million in gross accounts receivables outstanding, with 70% such amount of the balance less than 30 days old, 19% 30-60 days old, 5% 60-90 days old and 6% over 90 days outstanding. The nature of the Company's business requires payment of wages to its temporary personnel on a weekly basis and to its other employees on a bi-weekly or semi-monthly basis, while payments from clients are generally received 30 to 60 days after billing. Due to this timing difference, as revenues have grown, trade receivables and working capital requirements have increased. The Company anticipates increasing needs for working capital as an accrual basis taxpayer in connection with the termination of the Company's S corporation status. See "Prior S Corporation Status and Distributions." Additional uses of cash have been for development of the Company's technologies, capital expenditures, repayment of debt and distributions to shareholders for payment of their tax obligations associated with S corporation earnings. The Company anticipates increased expenditures of working capital to finance the opening of new offices and the continued development and implementation of its technologies. During the 12 months following the Offering, the Company expects to spend approximately $1.9 million to finance the opening of new Company-owned offices, which have historically taken two to eight months to become profitable, and approximately $6.3 million to finance the opening of new independently-managed offices, which have historically taken six to 18 months to become profitable for the Company. There can be no assurance that the Company will be able to open new offices as anticipated. There also can be no assurance that the cost of opening new offices will not be greater than anticipated or that the time required until they become profitable will not be longer than anticipated, and increases in these costs or delays in profitability will increase the Company's working capital needs and could have an adverse effect on the Company's financial condition and results of operations. Furthermore, during the 12 months following the Offering, the Company expects to spend approximately $1.7 million to finance the growth of existing Company-owned and independently-managed offices and possible joint ventures with certain licensees and franchisees to expand their existing operations in certain territories; approximately $1.0 million on research and development expenditures relating to the further development of HPTSM, including hardware, software, and development costs, approximately $1.0 million to fund other operational system upgrades required to integrate automated billings; and approximately $0.5 million to fund the expansion of the EDGESM program, including EDGESM computer hardware and installation costs expected to be incurred if the Company is successful in increasing the number of clients that use EDGESM systems. In addition, the Company has commitments related to leased office space and certain equipment, and anticipates increased lease commitments in the future resulting from openings of new Company-owned offices and acquisition of additional headquarters space. For example, the Company is typically required to pay tax, insurance, and certain other operating expenses applicable to leased properties. See Note 6 of Notes to Financial Statements.



     Net cash flow from operating activities was $705,000 and $(120,000) in fiscal 1995 and fiscal 1994, respectively, and $6.4 million and $3.2 million for the first half of fiscal 1996 and fiscal 1995, respectively. The increase in the cash flow from operating activities for fiscal 1995 as compared to fiscal 1994 was due to improved net income and increases in accrued expenses. This increase was partially offset by increased funding of accounts receivable resulting from strong revenue growth during fiscal 1995. The increase in cash flow from operating activities for the first half of fiscal 1996 as compared to the same period in fiscal 1995 was due to an increase in net income and a decline in the rate of increase of accounts receivable, prepaids and accrued expenses.



     Cash used for purchases of fixed assets, which are generally for computers and peripherals and office furniture and equipment, totaled $2.9 million and $1.4 million for fiscal 1995 and fiscal 1994, respectively, and $1.7 million and $1.3 million for the first half of fiscal 1996 and fiscal 1995, respectively. The increase during fiscal 1995 primarily reflects expenditures for computers, related software and peripheral equipment. During fiscal 1995, the Company incurred additional borrowings of $3.6 million primarily to fund capital expenditures. Distributions of approximately $0.9 million were also made in fiscal 1995 to enable the Company's shareholders to pay federal and state income taxes on the Company's S corporation earnings. The Company expects capital expenditures to be approximately $3.0 million over the next 12 months due to anticipated openings of new Company-owned offices and further investments in the Company's computer-based technologies.



     In connection with the termination of the Company's S corporation status upon the closing of the Offering, the Company is required to change its method of accounting for tax reporting purposes from the cash to the accrual method, resulting in a net charge to earnings in the fiscal quarter in which the Offering closes. The actual amount of the charge will be calculated as of the date the S corporation status terminates. If the Company had ceased to be treated as an S corporation as of March 31, 1996, the net charge would have been approximately $6.5 million. See "Prior S Corporation Status and Distributions."



     Prior to the Offering, the Company declared a distribution to the Pre-Offering Shareholders in an aggregate amount equal to $5.0 million plus an additional amount equal to the Pre-Offering Shareholders' income tax obligations related to the Company's undistributed S corporation earnings from October 2, 1995 through the date immediately preceding the date of termination of the Company's S corporation status. If the Company's S corporation status had terminated as of March 31, 1996, the additional distribution amount would have been approximately $2.5 million. The actual amount of this distribution may be significantly higher depending upon the Company's cash basis income for the period from March 31, 1996 until the closing of the Offering. The $5.0 million amount described above represents previously undistributed Company earnings for periods prior to October 2, 1995, and was paid to the Pre-Offering Shareholders in May 1996. The distribuion was financed through borrowings under the Company's line of credit agreement, which will be repaid with proceeds of the Offering. See "Prior S Corporation Status and Distributions."



     The Company has a revolving line of credit agreement with Bank of America and Union Bank providing for aggregate borrowings and letters of credit of $25.0 million. Interest on outstanding borrowings is payable monthly at the prime rate or, at the Company's discretion, LIBOR plus 1.95%. The line of credit is unsecured and expires on February 28, 1997. The principal use of the line of credit has been to finance receivables, to provide a letter of credit required in connection with the Company's California workers' compensation self-insurance program to meet regulatory requirements and to finance distributions made to shareholders. The Company had $6.7 million outstanding under its line of credit and $4.8 million in undrawn letters of credit as of October 1, 1995. There were no borrowings under its line of credit and $4.0 million in undrawn letters of credit as of March 31, 1996. The bank agreements governing the lines of credit require the Company to maintain certain financial ratios and comply with certain restrictive covenants. See Note 3 to Notes to Financial Statements.



     The Company borrowed under its line of credit to finance the $5.0 million in distributions to the Pre-Offering Shareholders described above. The Company intends to use a portion of the proceeds from the Offering to repay such borrowings. After any such repayment, the Company would have approximately $21.0 million available under its credit facilities.



     The Company believes that funds provided from operations, available borrowings under the Company's line of credit and the net proceeds from the Offering will be sufficient to meet its currently anticipated working capital needs for approximately 18-24 months after the closing of the Offering.


SEASONALITY


     The Company's quarterly operating results are affected primarily by the number of billing days in the quarter and the seasonality of its clients' businesses. The first fiscal quarter has been historically strong as a result of manufacturing and retail emphasis on holiday sales. The second fiscal quarter, from January through March, historically shows little to no growth in comparable revenues from the prior first fiscal quarter. Revenue growth has historically accelerated in each of the third and fourth fiscal quarters as manufacturers, retailers and service businesses increase their level of business activity.


INFLATION

     The effects of inflation on the Company's operations were not significant during the periods presented in the financial statements.

                               STAFFING INDUSTRY


     Revenues for the United States temporary staffing services industry were projected by Staffing Industry Analysts, Inc. ("SIA") to have exceeded $41 billion in 1995. This represents an increase of approximately 15.4% over 1994 and, since 1991, industry revenues have increased at a compound annual rate of approximately 17.7%. Economic and social factors have increased the portion of the non-farm U.S. workforce working on a temporary basis from 1.0% in 1991 to 1.8% in 1995, according to National Association of Temporary and Staffing Services ("NATSS"). NATSS estimates that there are now approximately 2.2 million workers employed nationwide by temporary staffing services providers. According to NATSS, more than 90% of all United States businesses utilize staffing services.


     The staffing services industry was once used predominately as a short-term solution for greater workforce needs during peak production periods and to replace workers who were abruptly terminated or who were absent due to illness or vacation. Since the late 1980s, the use of temporary services has evolved into a permanent and significant component of the staffing plans of many employers. Corporate restructurings, government regulations, advances in technology, and the desire by many companies to shift employee costs from a fixed to a variable expense have resulted in the use of a wide range of staffing alternatives by businesses. In addition, the high cost of recruitment and the risk of employment litigation have led to increased use of temporary staffing as a means of evaluating the qualifications of personnel before hiring them on a full-time basis, as well as accomplishing reductions in workforce without the risk of wrongful termination liability.


     The clerical and light industrial sectors represent the largest two sectors of the temporary staffing industry. A staffing industry report by SIA for 1995 forecasted that the office and clerical sector would account for $13.5 billion or approximately 33% of the temporary staffing industry revenues, while the light industrial sector would account for $11.0 billion or approximately 27% of industry revenues. According to SIA, from 1991 through 1995, industry revenues for the office and clerical sector increased by approximately $6.1 billion, representing a compound annual growth rate of approximately 16%, and industry revenues for the light industrial sector increased by approximately $6.3 billion, representing a compound annual growth rate of approximately 24%. In the aggregate, these two sectors constituted approximately 63% of the $19.7 billion increase in industry revenues during the period.


     The Company believes that no single competitor has more than a 10% share of the national temporary services market. The temporary staffing industry in the United States is highly fragmented with over 7,000 firms operating approximately 17,000 offices.

                                    BUSINESS
GENERAL


     The Company is a rapidly growing national provider of clerical and light industrial temporary staffing services to industrial and service companies, professional organizations and governmental agencies. The Company provides its services in 34 states through a network of 156 offices, of which 67 are Company-owned and 89 are independently-managed. During the twelve months ended December 31, 1995, the Company placed approximately 93,000 temporary workers, known as "associates," and provided over 24.4 million hours of staffing services to over 13,000 clients. From the beginning of fiscal 1993 through the end of fiscal 1995, the Company added 61 offices and increased revenues and income before taxes at compound annual growth rates of 30.6% and 63.7%, respectively, to $209.0 million and $6.5 million, respectively.


     The Company has positioned itself to take advantage of trends in the temporary staffing industry, such as increased integration of temporary workers as a significant, long-term workforce component in both manufacturing and service-oriented companies and increased outsourcing by companies of certain staffing functions. The Company focuses on the clerical and light industrial sectors of the nation's temporary workforce, which together comprise approximately 60% of the nation's temporary staffing industry revenues, according to SIA. Through the use of innovative technologies and value-added services, the Company strives to partner with its clients to deliver total solutions to their temporary staffing needs. The Company's expertise in providing associates who possess the skills and attitudinal characteristics necessary to "fit" into clients' organizations and perform at a superior level distinguishes the Company as a premium provider of temporary staffing services.

     Over the past three years, the Company has invested significant human and financial resources in the development of proprietary technologies designed to enable the Company to provide its clients with premium temporary workers and unique value-added services. The Company's proprietary technologies are maintained in three interactive systems: Human Performance Technology ("HPTSM"), an innovative series of multimedia evaluations used to profile the attitudinal characteristics of the Company's associates; IntellisearchSM, a computer database used to classify, search and fit the Company's associates to job openings using parameters based upon client needs; and Employee Data Gathering and Evaluation ("EDGESM"), a turn-key, proprietary computer system installed at client locations to coordinate scheduling and track job performance of a client's entire temporary workforce and to customize invoices and utilization reports. Management believes that these technologies give the Company advantages over competing temporary staffing companies that are unable to provide similar value-added services.

BUSINESS STRATEGY

     The key components of the Company's business strategy are as follows:

     Focus on Core Business Segments. The Company focuses on the clerical and light industrial segments, which according to SIA are the two largest segments of the temporary staffing industry (comprising 33% and 27%, respectively, of total industry revenues) and have been growing at compound annual rates of 16% and 24%, respectively, since 1991. Both segments represent large portions of the current workforce in both small and large corporations. Furthermore, these positions are often the first to be impacted in any corporate transition or expansion, and companies are increasingly using temporary workers to fill these positions or outsourcing staffing functions for these departments to independent service providers.

     Expand Revenues and Profitability. The Company seeks to maximize revenues and profitability by opening new offices and targeting clients in the middle market (as opposed to large national accounts) where there is less competition and price cutting. In addition, the Company can support premium pricing by providing value-added services that are not currently offered by all competitors. As a result, the Company's revenues have grown at a compound annual rate of 30.6% over the last three years, and its pretax income margin has expanded from 1.5% to 3.1%.

     Deliver Quality Associates. The Company utilizes a three-step approach to staffing temporary workers, which enables the Company to provide quality associates who are well-suited to clients' particular requirements. This approach involves: Client Needs Assessment, a detailed study of clients' temporary staffing requirements; HPTSM, an evaluative profile of the skills and attitudinal characteristics of the Company's associates; and IntellisearchSM, a screen of the Company's local databases used to fit appropriate associates with clients' particular staffing needs.

     Provide Value-Added Workforce Support. Clients look increasingly to temporary staffing companies not only to provide workers, but to deliver total staffing solutions that include certain human resource functions. To take advantage of this trend, the Company has developed and installed with clients a proprietary on-site employee management system, called EDGESM, that coordinates scheduling and tracks job performance of temporary workers. EDGESM is designed to not only replace paper-based time and attendance methods, but also to provide fields for supervisors to evaluate workers and generate utilization reports that can be customized to meet clients' requirements. The system also can create invoices and automate the payroll process. EDGESM can be managed either remotely from the local Company office or on the client's premises by dedicated Company personnel. Through EDGESM, the Company can manage its associates as well as temporary workers provided by other staffing companies and in certain cases the client's own employees. To meet clients' after-hours needs, the Company is implementing Remedy Non-StopSM, a service initially available in California that allows clients to contact the Company's national headquarters for staffing assistance when most other temporary staffing companies are closed.

     Invest in Innovative Technologies. Since the early 1990s, the Company has made significant investments in technologies designed to provide superior services to its clients and position the Company as the "intelligent staffing" provider in the temporary workforce industry. This investment has produced the HPTSM, IntellisearchSM, and EDGESM systems, which have enabled the Company to offer total solutions to clients' temporary workforce needs and establish closer client relationships by providing value-added services. The Company intends to market its technological advantages more aggressively, using a multimedia sales approach to attract new clients and offer expanded services to existing clients. Future innovations include an expanded Internet site and a new World Wide Web site for client marketing and associate recruiting and screening.

     Provide Strong Support to Nationwide Office Network. The Company strives to enhance the success of both the Company-owned and the independently-managed offices by combining a decentralized and entrepreneurial environment with strong headquarters support at the corporate and regional levels. The Company provides operating procedures and capital, growth management, training, marketing, legal and technical support to assure consistent delivery of quality services to clients throughout its nationwide office network. The Company also provides back office functions (payroll and internal support systems) to its licensed and Company-owned offices. Training, often coordinated through the Company's national headquarters, is especially important because it provides exposure to Company policies, ensures the proper roll-out of new technologies, and enhances sales and marketing strategies.

GROWTH STRATEGY

     In conjunction with its business strategy, the Company has developed a comprehensive strategy for continued growth that incorporates the following components:


     Expand National Presence. The Company seeks to expand its national presence through the opening of new offices. As of June 1, 1996, the Company had 156 offices, and since the end of fiscal 1992, the Company has opened 75 new offices both in existing markets and in 13 states where it had not previously operated. Of the new offices, 18 are Company-owned, while 57 are independently-managed. The Company intends to continue opening Company-owned and independently-managed offices; its goal is to open 20-30 new offices per year for the next three years. Fourteen new offices have been opened in fiscal 1996. The Company believes that its decentralized and entrepreneurial environment will continue to attract new licensees to new geographic territories. In addition, the Company will pursue a "fill-in" strategy of opening Company-owned offices and independently-managed offices in existing territories. The Company may assist existing franchisees and licensees in entering new markets and opening new offices in existing markets through joint venture relationships with the Company.


     Market Proprietary Technologies in Differentiated Sales Approach. The Company has developed a unique multimedia sales approach that highlights its proprietary technologies and competitive advantages. Traditionally, temporary staffing companies used price-oriented sales presentations targeted at middle to lower management. As temporary staffing has become a strategic issue for clients, the decision-making process has migrated to a more senior executive level. The Company has responded by developing a computerized marketing and sales program that enables sales representatives to tailor marketing presentations to clients' needs in real time. Through a series of interactive screens integrating over 300 separate graphic slides, film clips, and an operational spreadsheet, the Company's sales personnel can respond to most questions asked by potential clients, demonstrate the Company's HPTSM, IntellisearchSM and EDGESM systems, and show the cost advantages of the Company's services. This system became operational in October 1995 and is now available throughout the Company's 156 offices.



     Develop Partnering Relationships with Clients. The Company seeks to form partnering relationships with existing and new clients by providing a broad range of value-added services and total temporary workforce solutions. For example, when the Company provides a client with a large number of temporary workers, generally serving light industrial functions, the Company also offers to provide its on-site management system, EDGESM, to support the workforce. As of June 1, 1996, the Company had 65 client EDGESM installations. Clients using EDGESM systems accounted for $45.3 million in systemwide billings for fiscal 1995, and the Company's experience has been that clients often respond to the installation of an EDGESM system by increasing their use of the Company's services. EDGESM also provides a major value-added service that is attractive to new clients. The Company anticipates that 50 additional EDGESM sites will be added during the next twelve months. Other services include Non-StopSM , a service initially available in California that allows clients to contact the Company's national headquarters for staffing assistance when most other temporary staffing companies are closed. In addition, further development of the Company's nationwide network of offices will enhance its ability to offer large companies associates at multiple sites and serve as a "one-stop" preferred vendor.


SERVICES PROVIDED

     The Company offers temporary staffing solutions tailored to specific client needs. The services provided by the Company range from traditional, short-term and long-term services to value-added, on-site management services within both the clerical and light industrial industry sectors.

     Short-Term Staffing. Through short-term staffing, also known as project or peak-period staffing, the Company can help clients meet fluctuating staffing requirements quickly and easily and maintain high levels of productivity without the need to add permanent staff. Short-term staffing is typically an assignment of less than six months and involves one-time, seasonal or recurring use of temporary employees.

     Long-Term Staffing. Through long-term staffing, the Company provides and supervises temporary employees for functions or departments on an extended basis. Long-term staffing typically involves staffing specific positions for six months or more.

     On-Site Management. Through on-site management programs that utilize the EDGESM technology, the Company assumes administrative responsibility for coordinating all temporary personnel services throughout a client location or organization, including short-term and long-term staffing. On-site management can provide the Company's clients with cost savings and improved productivity, and also can eliminate the time and effort the client would normally spend managing and coordinating multiple temporary staffing companies.

     Placement Services. The Company also provides placement services through its "Temporary-to-Permanent" program, pursuant to which employers are able to avoid recruitment and screening costs and evaluate workers on a temporary basis before committing to permanent employment.

     The Company provides temporary personnel in two industry segments: clerical and light industrial.

     Clerical Services. As use of temporary staffing has become more prevalent, the range of clerical positions addressed by the Company has expanded beyond traditional secretarial staff to include a broad range of general business environment personnel. Clerical services include secretaries, word processors, office automation workers, data entry operators, receptionists, accountants, bookkeepers, telemarketers, hosts, computer operators, and other general office staff.

     Light Industrial Services. Light industrial services personnel are furnished for a variety of assignments including assembly work (such as mechanical assemblers, general assemblers, solderers and electronic assemblers), factory work (including merchandise packagers, machine operators, and pricing and tagging personnel), warehouse work (such as general laborers, stock clerks, material handlers, order pullers, forklift operators, palletizers and shipping/receiving clerks), technical work (such as lab technicians, quality control technicians, bench technicians, test operators, electronic technicians, inspectors, drafters, checkers, designers, expeditors, buyers, electronic engineers and mechanical engineers) and general services (such as maintenance and repair personnel, janitors and food service workers).

OPERATIONS


     Office Organization. The Company provides its services through a network of 156 office locations, 67 of which are owned and operated by the Company and 89 of which are operated by franchisees or licensees. The table below shows the geographic distribution of the Company-owned and independently-managed offices.



                                        COMPANY-OWNED       LICENSED AND        TOTAL
                                           OFFICES       FRANCHISED OFFICES    OFFICES
                                        -------------    ------------------    -------
        California....................        60                   1              61
        Western Region(1).............         5                  11              16
        Midwestern Region(2)..........         0                  27              27
        Southeastern Region(3)........         2                  35              37
        Northeastern Region(4)........         0                  15              15
                                              --                  --
                                                                                 ---
        Total.........................        67                  89             156
                                              ==                  ==             ===


- ---------

(1) Includes Arizona, Colorado, Hawaii, Idaho, Nevada, New Mexico, Oregon, Utah, and Washington.


(2) Includes Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, Ohio, and Wisconsin.


(3) Includes Arkansas, Florida, Georgia, Kentucky, Louisiana, North Carolina, Oklahoma, Tennessee, Texas, and Virginia.

(4) Includes Connecticut, Maryland, Massachusetts, New Jersey, New York, and Pennsylvania.

Company-Owned Offices

     The Company-owned offices are concentrated in California, with locations in five other states. These offices are organized into three regions, each managed by a Regional Vice President and other regional staff who provide operational support for the offices in their regions. Each Company-owned office has an on-site manager who is accountable for the day-to-day operations and profitability of that office.

     Managers report to their Regional Vice Presidents, and together they are responsible for sales, client development and retention, recruitment, placement and retention of associates, and general administration for their respective offices and regions. The Company believes that its decentralized structure contributes to the initiative and commitment of its management team and that its incentive compensation approach motivates managers to increase profits.

     Company-owned offices had average sales of approximately $2.3 million for fiscal 1995. The Company often pursues a "fill-in" strategy to expand its market penetration by transferring clients on the periphery of an existing office's territory to a newly opened office, which can then use those established accounts as a base for further expansion. The density of Company-owned offices in certain areas also enables the Company to spread fixed costs such as advertising, recruiting and administration over a larger revenue base, and also to share associates and provide clients with superior coverage and service capabilities. In addition, the Company has divided highly successful Company-owned offices into separate clerical and light industrial offices, allowing each to specialize and further penetrate its market.

Independently-Managed Offices

     Independently-managed offices, structured in either franchise or license format, have been an important element of the Company's growth strategy over the last eight years. Such offices have enabled the Company to expand into new markets with highly qualified licensees and without significant capital expenditures. Most of the Company's offices outside California are independently-managed. Independent office agreements have ten-year terms and are renewable for successive five-year terms. Such agreements cover exclusive geographic territories and contain minimum revenue performance standards.


     Franchises. The Company employed a traditional franchise model from 1987 until 1990 and, as of June 1, 1996, 21 of the Company's 89 independently-managed office locations were franchises. Franchisees pay all lease and working capital costs, fund payroll and collect clients' accounts. Franchisees pay the Company an initial franchise fee and royalties equal to approximately 7% of gross billings. Franchisees employ all office management staff and all temporary personnel affiliated with their offices. The Company provides training, the right to use the Company's service marks and business model, proprietary computer programs, and operational support.



     Licenses. Since 1990, the Company has recruited new independent office managers as licensees. The Company switched from franchise format to license format for its new independently-managed offices to exercise more control over the collection and tracking of the receivables of the independently-managed offices and to allow the Company to grow without being limited by the financial resources of franchisees. As of June 1, 1996, 68 of the Company's 89 independently-managed office locations were licenses. The license format differs from the franchise format in that the Company acts as the employer of all temporary personnel affiliated with the office. The Company funds payroll, collects customer accounts, and remits to licensees 60-70% of gross margin, depending on hours billed by the particular licensee in the prior contract year.


     Recruitment of Licensees. Licensees perform an important function for the Company by opening new offices and applying their managerial talents and financial resources to increase Company revenues. The Company therefore seeks licensees with significant business experience, a record of achievement, and the resources and entrepreneurial drive to apply the Company's proven business model to new territories and operate multiple offices. Most new licensees are identified through Company advertisements in The Wall Street Journal. The Company recruits talented licensee prospects by offering them significant earnings potential and the opportunity to manage their own network of offices autonomously within the Company's policies and standards while receiving valuable operational support from the Company's national headquarters.

     Company Support. The Company's internal Franchise/License Department coordinates the Company's expansion into new markets through recruitment of new licensees, and provides operational field support to all licensees and franchisees to maximize their opportunities for success and ensure compliance with the Company's operating system. All regional support team members report to the Vice President, Franchise/License Operations, who is responsible for the overall management and growth of the Company's independently-managed offices, maintenance of consistent quality standards and compliance with the Company's policies. The Franchise/License Department also operates a corporate training program to provide licensees and franchisees with training in established sales techniques and recruiting methods, operational procedures, and the use of the Company's technologies and products to build sales volume and a pool of qualified associates. The Company believes that its dedication of resources to, and careful oversight and support of, its franchisees and licensees has contributed to the integration of independently-managed and Company-owned offices into a cohesive nationwide organization.

National Headquarters Support

     Through its national headquarters in San Juan Capistrano, California, the Company provides extensive services to Company-owned and independently-managed offices throughout the country. For example, the IntellisearchSM and HPTSM capabilities, as well as the EDGESM system, were developed by the Company's national headquarters. Non-StopSM is being developed by national headquarters as well, and when fully implemented it will be managed through national headquarters.

     The Company's national headquarters handles all client collections, as well as all payroll functions and benefits administration for temporary personnel for all of the Company-owned and licensed offices. For all of the franchised offices, these same services are performed, with the exception of collections. This relieves office managers and licensees of significant administrative burdens and allows them to concentrate on marketing, sales, and client service.

     National headquarters also creates advertising and promotional campaigns and materials for use nationwide, and employs dedicated support personnel who, under the direction of the Vice President, Marketing, are available to assist local office managers, franchisees and licensees in formulating marketing programs and sales presentations to important potential clients. This facilitates the sales efforts of independently-managed offices and contributes to a consistent corporate image across the country.

     Many clients and potential clients have multiple locations in different parts of the country. The Company's national headquarters staff provides centralized sales and services administration for these clients so that Company-owned and independently-managed offices in locations corresponding to the clients' sites can be strategically coordinated into a network capable of providing customized staffing solutions throughout the clients' systems.

     The Company maintains a risk management and insurance department that not only administers the Company's California workers' compensation self-insurance program, but also works closely with offices, managers, franchisees and licensees in evaluating job assignments to promote sales while effectively managing safety risks. In some cases, the Company may employ the services of professional loss control engineers. These capabilities not only can limit safety risk, but also benefit clients and provide a valuable sales tool for local offices.

     Remedy Non-StopSM. As the strategic role of staffing services has increased, so have the demands placed upon staffing service providers. The Company identified this as an opportunity to differentiate itself by being more accessible to clients than its competitors, and recently introduced on a selected basis in California a service called "Non-StopSM." This service offers clients access to the Company after-hours by forwarding local office calls to the Company's national headquarters. The calls are answered at national headquarters and associate placements can be made through direct access to the local office's IntellisearchSM system.

STAFFING PERSONNEL

     The Company's temporary personnel are typically individuals between jobs or careers, individuals re-entering the job market or individuals who prefer the flexibility and variety of temporary work assignments, and are recruited through local and national advertising and through referrals by other associates.

     All associates undergo two types of evaluation procedures. First, like other temporary staffing companies, the Company evaluates its temporary personnel for job skills. The Company calls this "can-do" testing because it evaluates associates' proficiency at relevant job skills. Second, the Company has developed HPTSM to create attitudinal profiles of its associates. The Company believes that attitude is the most important characteristic of temporary workers, and that different job classifications and work environments require different attitudinal characteristics. Accordingly, HPTSM helps the Company fit associates to staffing assignments to which they are suited. The Company's experience has been that this not only can help assure client satisfaction, but can also enhance the quality of associates' work experiences. The Company believes it is the only temporary staffing provider that uses attitudinal profiles as part of the temporary employee placement process.

     The Company's philosophy is that treating its associates not only as employees, but also as clients, enables it to compete successfully in attracting and retaining quality temporary employees. This in turn helps assure client satisfaction. The Company therefore offers associates competitive compensation and benefits, opportunities for training, and job placements in which they are likely to achieve success and satisfaction.

     Compensation. The Company utilizes over 300 skill codes to match associates' skills and experience to positions and payrates. Comprehensive wage surveys are conducted each year to establish competitive pay scales. In addition, the Company pays periodic longevity bonuses of up to $500 and compensates associates for good safety records and referrals. The Company has found that these programs help it to recruit and retain qualified associates.

     Safety. The Company trains associates in injury avoidance and inspects client workplaces in an effort to maintain a safe and healthy work environment for all associates. Risk management and safety services developed by the Company are often provided to clients as a value-added service.

     Training. Every office is equipped with computerized tutorials covering the latest office systems and computer applications, including various database, word processing, and spreadsheet applications and other technical skills. Certain light industrial skills training is also available to associates.

     Job Placement. The Company has a "Temporary-to-Permanent" program through which clients may hire temporary associates for permanent positions. This helps the Company recruit qualified associates who are seeking permanent assignments and also helps address the hiring needs of the Company's clients.


     Benefits. The Company is not required to provide medical insurance or other employee benefits to its associates, but nevertheless offers them the opportunity to purchase comprehensive medical and dental insurance that is 100% employee funded. Associates with at least one year of Company service are eligible to participate in a 401(k) Retirement Savings Plan in which the Company has no matching commitment.


PROPRIETARY TECHNOLOGIES

     The Company is committed to the development of new technologies to increase its efficiency, enhance its effectiveness and profitability, and transform its business practices to maintain a competitive edge in the staffing business. Since 1993, the Company has invested substantial human and financial resources in the development of its HPTSM, EDGESM and IntellisearchSM systems. The Company intends to continue to refine and update these systems and plans to develop its next generation of innovative products and service offerings, including further utilization of the Internet and the World Wide Web in client marketing and employee recruiting and screening.

     Employee Profiles; Human Performance Technology. The Company believes, based upon detailed client studies and its own experiences over 30 years in the staffing business, that a temporary employee's attitude is the most important factor in determining whether he or she will perform well on the job and be perceived by the client as successful. These client perceptions in turn determine whether clients view the Company's services as having provided value. Accordingly, a key aspect of the Company's formula for providing premium staffing services is to hire the best available workers and fit them carefully to specific positions so that clients receive personnel who are not only qualified to perform the tasks required by the job, but also have the attitudes required to integrate into the client's workforce, complement other employees and respond well to the particular challenges that characterize the client's business.

     The Company profiles attitudes through its proprietary HPTSM system. Associates view a series of videotaped scenarios depicting realistic situations likely to be encountered in the client's workplace. The associate is required to rate the effectiveness of various potential ways of handling each situation, and the associate's responses enable the Company to develop a profile of the associate's attitudes in two main categories, work habits and team performance. The work habits profile measures characteristics like conscientiousness, punctuality, attention to detail, initiative, ability to work without close supervision, and tendency to follow policies and procedures, avoid hostile behaviors, adhere to drug and alcohol policies, observe safety rules, and avoid careless mistakes. The team performance profile gauges the probability that the associate will focus on clients' needs, communicate with co-workers, solve problems cooperatively, avoid conflict, adapt to different situations, and work productively in various environments.

     The HPTSM profile is then used to fit the associate to client environments in which he or she is likely to succeed, and to avoid client demands that the associate is unlikely to handle well. The Company believes that it is the only staffing services provider that conducts scientific attitudinal evaluations of its staffing personnel, and that this gives the Company a competitive advantage by enhancing its ability to provide workers who are likely to succeed in the client's workplace.

     HPTSM was developed by the Company in conjunction with HRStrategies, Inc., a prominent human resources consulting firm with a sophisticated clientele including certain of the nation's largest corporations. The goal was to design a system that could develop an accurate profile of workers' attitudes and enable the Company to predict reliably how those workers would handle various workplace challenges. The development of the system involved a detailed analysis, based upon client interviews and the Company's industry experience, of the skills, knowledge and personal characteristics required for success in each of the various types of positions the Company's associates fill.

     The Company validated the predictive value of the system by testing a sample of approximately 4,000 workers. The HPTSM attitudinal profiles of the workers were used in staffing temporary assignments, and the clients and workers were then polled to determine their perceptions of the workers' performances. The Company has continued to refine the system, and empirical results to date indicate that HPTSM is a useful predictive tool that will enhance the Company's ability to provide clients with workers who are well-suited to their temporary assignments.

     Client Assignments; IntellisearchSM. The IntellisearchSM system automates the process of fitting workers to clients' temporary staffing needs. IntellisearchSM is a proprietary computer system that is installed in each office and contains profiles and a detailed dossier on each associate, which includes that person's HPTSM profile and the results of skills testing, interview analysis, and performance ratings from previous assignments.

     IntellisearchSM can then be used to search for workers with specified characteristics, place workers in appropriate positions, and fit client needs with the most qualified available temporary personnel using various parameters. When a fit is made, the program prints a detailed placement report that gives the associate and client relevant information about each other. The placement data is then automatically transferred to the administrative side of the system, which allows the Company to monitor the placement.

     The IntellisearchSM system is a key component of the Company's success because it enables the Company to accurately screen a large database of available associates and to deliver to its clients personnel who have the skills and attitudinal characteristics that make them likely to succeed on the job. Associates who move to a new city can easily sign on with a local Company office, which helps retain qualified personnel in the Company's system.

     Employee Data Gathering and Evaluation (EDGESM). In 1992, the Company introduced EDGESM, its Employee Data Gathering and Evaluation program. EDGESM is a real time, UNIX-based computer system that is installed on-site at client facilities to coordinate scheduling and track performance of the Company's associates and temporary personnel of other service providers.

     The Company issues each associate on the EDGESM system a plastic card with a magnetic data strip, and the associate swipes this card through the EDGESM reader upon arrival at the client's job site, and again upon departure. The EDGESM system acts as a time card system by automatically tracking the time worked by each temporary employee, and performs other valuable functions. For example, through EDGESM the local Company office can determine if an associate is late or absent, allowing the Company to replace the worker promptly. EDGESM also can generate detailed reports based on client-specified parameters, including head counts, project costing, productivity and forecasting, that can help clients manage their labor costs more efficiently. EDGESM can also print client invoices based upon the data collected on-site through the system. This feature reduces the Company's expenses and accelerates the collection of accounts by eliminating the cost and delay of preparing invoices and verifying them against traditional time records.


     The Company believes the availability of this system gives it an advantage in competing for clients, and that the installation of an EDGESM system enhances client retention. As of June 1, 1996, EDGESM was installed at 65 client locations. The Company expects its use to increase significantly in response to enhanced marketing efforts.


MARKETING AND SALES

     The Company's sales and marketing department coordinates nationwide sales efforts from the Company's national headquarters in California. This approach and the Company's broad network of offices enables the Company to pursue national clients, who generally desire to work with vendors capable of meeting their needs in more than one locale, and gives the Company an advantage over competitors that cannot provide staffing in as many markets as the Company. Local accounts are developed by the Company's offices primarily through customer referrals, community involvement and direct contacts with prospective clients.

     Early in the 1990s, the Company observed that clients were increasingly using temporary staffing services as a proactive strategy to manage employment overhead costs and risks and maximize productivity. While traditional temporary help was purchased as a commodity by buyers at relatively low levels within client organizations, staffing in the 1990's has become a more strategic decision, focusing on controlling employment costs and maximizing productivity. This evolution has pushed decision-making regarding the utilization of temporary services to higher levels in client organizations and given the Company the opportunity to differentiate itself on the basis of value-added services.

     Sales Process. In response, the Company developed a structured, consultative sales process called "3-D Selling." This process is designed for sophisticated, executive-level buyers and divides the sales process into three steps: define, develop and deliver. The definitional step in the system is a "Client Needs Assessment," a formal survey that is conducted by a Company representative to identify the client's business focus, critical concerns and any opportunities for improvement. Every Company vice president, office manager, franchisee, licensee and salesperson receives formal training in the assessment process through the Company's national headquarters. This assures that the Company's approach to clients is consistent nationwide. The local Company representative reviews all available information about the client, visits the client's facility and interviews client representatives. On the basis of the information gathered from the client and the Company's own experiences in the industry, the Company develops a detailed assessment of the client's staffing needs.

     Based upon the Client Needs Assessment, the Company then undertakes the development step through its "service design" process, in which it structures a staffing proposal designed specifically to address the client's particular needs. The Company strives to apply its experience in the staffing business to help clients identify or clarify their needs and to design appropriate staffing solutions using HPTSM, EDGESM and other value-added services.

     The Company's Client Needs Assessment and service design proposal are then presented to the client in an interactive selling process that utilizes a computerized marketing and sales program developed by the Company to enable its sales representatives to tailor marketing presentations to clients' needs in real time. Through a series of interactive screens integrating over 300 separate graphics, film clips, and an operational spreadsheet, sales personnel can respond to most questions asked by potential clients, demonstrate virtually any aspect of the Company's services, including its HPTSM and IntellisearchSM capabilities and EDGESM system, show the cost advantages of the Company's services and print client-specific sales materials. The Company provides training to office personnel on the use of this system and continually updates and refines it based on field experiences and feedback from its sales representatives. This selling process enables the Company, in partnership with the new client, to develop staffing solutions tailored to that client's specific needs.

     The final step in the Company's sales process, delivery, is also the first step in client retention. By delivering premium customer-specific services according to the initial proposal, the Company reinforces its value to the client and markets its ongoing relationship. To reinforce this partnering relationship, the Company offers all of its clients the "Remedy Guarantee," an unconditional guarantee that clients need not pay if, for any reason, they are not satisfied with the work performed by an associate.

     Direct Marketing and Advertising. In addition to supporting the selling process, the Company conducts direct marketing and image building at a national level. The Company has developed a database profile of the type of client that represents volume business at attractive gross profit levels. This profile is used with a national database to target potential clients in addition to those already identified by the field sales organization. Direct marketing campaigns supported by advertising are then conducted using these databases. Campaigns are targeted at specific industries where a strong need for the Company's services is perceived.

     The Company's advertising strategy encompasses both national and local activities. In the Company's experience, many of the largest nationwide users of staffing services tend to view temporary services as a commodity and select providers on the basis of price. Accordingly, the Company focuses its marketing efforts on medium and smaller accounts, which generally purchase approximately $250,000 to $2 million in temporary services per year. In the Company's experience, these clients are more receptive to the Company's efforts to compete on the basis of service rather than price alone. The Company also pursues larger accounts, but typically only through mature offices that have fully developed their smaller and medium-sized clientele.

     The Company is currently using the Internet in its direct marketing and advertising and expects to launch a World Wide Web page by the end of fiscal 1996. The Company's in-house multimedia capability will allow for continuous development of new Internet processes, and internal marketing and recruiting support will also be made available to all Company locations through an internal computer network being rolled-out shortly after the Web site.

CLIENTS


     During the twelve months ended December 31, 1995, the Company served approximately 13,000 clients nationwide. The Company's ten highest volume clients in fiscal 1995 accounted for less than 12% of the Company's systemwide gross billings. No single client accounted for more than 1.9% of the Company's revenues or systemwide gross billings for fiscal 1995.

COMPETITION

     The temporary services industry is highly competitive with limited barriers to entry. The Company believes that no single competitor has more than a 10% share of the national temporary services market. The largest competitors of the Company include Adia Services, Inc., Interim Services, Inc., Kelly Services, Inc., Manpower Inc., Norrell Corporation, Robert Half International, Inc. and The Olsten Corporation. These and other large competitors have nationwide operations and substantially greater resources than the Company, which among other things could enable them to attempt to maintain or increase their market share by reducing prices. In addition, there are a number of other medium-sized firms that are regional or emphasize specialized niches and compete with the Company in certain markets where they have a stronger presence. Finally, numerous small or single-office firms compete effectively with the Company's offices in their limited areas.

     The Company's management believes that the most important competitive factors in obtaining and retaining its targeted clients are an understanding of a customer's specific job requirements, the ability to provide qualified temporary personnel in a timely manner and the quality and price of services. The primary competitive factors in obtaining qualified candidates for temporary employment assignments are wages, benefits and responsiveness to work schedules.

     The Company expects ongoing vigorous competition and pricing pressure from both national and local providers, and there is no assurance that the Company will be able to maintain or increase its market share or gross margins.

WORKERS' COMPENSATION

     As the legal employer of its associates (other than those employed by franchisees), the Company is responsible for providing them with workers' compensation benefits. In the past, the costs of these benefits have increased as various states in which the Company has conducted operations have raised benefit levels and liberalized allowable claims. The Company maintains workers' compensation insurance for its employees under a self-insurance program with the State of California (in support of which the Company is currently required to maintain a standby letter of credit of at least $4.0 million) and an insured program in its remaining areas of operation. Workers' compensation insurance is state regulated and insurance rates are market-driven and based on the employers' experience as well as state schedules. The Company bases its workers' compensation costs on estimates of the costs of future claims. With respect to the self-insurance program, the estimated costs of existing and incurred but not yet reported claims are accrued based on prior experience and may be subsequently revised based on developments related to such claims. The Company seeks to minimize its workers' compensation costs by focusing on risk management and safety training.

EMPLOYEES

     As of December 31, 1995, the Company had a staff of approximately 400 individuals (excluding temporary associates). Approximately 93,000 temporary employees were placed by the Company during calendar 1995, of which approximately 75,000 were employed by the Company and approximately 18,000 were employed by franchisees. At any given time during 1995, only a portion of these employees were assigned. The Company has no collective bargaining agreements and believes its employee relations are good.

FACILITIES


     The Company does not own any real property. The Company leases its 13,185 square foot national headquarters building in San Juan Capistrano, California from Robert E. McDonough, Sr., the Company's Chairman and a Selling Shareholder in the Offering. The cost of the leased space is $25,052 per month ($1.90 per square foot per month). Management believes that the Company's lease with Mr. McDonough contains terms that are at least as favorable as those terms that the Company might have obtained for the lease of similar premises available from an unaffiliated party at the time the lease was executed. The lease term expires in August 1996. The Company has the option to renew the lease for an additional five-year period. See "Certain Transactions." The Company anticipates needing additional headquarters space in the foreseeable future.


     As of June 1, 1996, the Company leased the space occupied by all 67 of its Company-owned offices. See Note 6 of Notes to Financial Statements regarding the Company's lease commitments. The Company selects the sites for these offices by evaluating proximity to potential clients and available temporary personnel. The Company assists its franchisees and licensees in selecting sites for independently managed offices, but presently does not own and is not obligated under any leases at these sites.


GOVERNMENTAL REGULATION


     The Company's marketing and sale of franchises and licenses is regulated by the Federal Trade Commission and by authorities in 19 states. Additionally, 15 of the 34 states in which the Company provides its services require franchisors to file a registration application, provide notice or qualify for an exemption. The Company has filed the appropriate registration application or provided notice in seven of these states and has obtained an exemption from such registration requirements in the remaining eight states. The Company files and distributes to prospective franchisees and licensees Franchise Offering Circulars and other materials in order to comply with such registration and disclosure requirements. The Offering will require an amendment to the Company's state franchise registrations and to the Company's offering circulars. In addition, the Company's ongoing relationships with its franchisees and licensees are regulated by applicable federal and state franchise laws.


LEGAL PROCEEDINGS

     From time to time, the Company becomes a party to litigation incidental to its business. The Company maintains insurance coverage that management believes is reasonable and prudent for the business risks the Company faces, and in management's opinion no pending legal proceeding is likely to have a material adverse effect on the Company.

PROPRIETARY RIGHTS AND SYSTEMS

     The Company has developed, either internally or through hired consultants, its HPTSM, EDGESM, and IntellisearchSM computer systems. These proprietary systems are trade secrets of the Company and the Company has copyrights in certain software used in these systems.

     The Company has registered the service marks REMEDY(R), REMEDY TEMPORARY SERVICES(R), REMEDYTEMP(R), HIRE INTELLIGENCE(R) and THE INTELLIGENT TEMPORARY(R) with the U.S. Patent & Trademark Office. In addition, the Company asserts ownership of, and has filed applications with the U.S. Patent & Trademark Office to register, the service marks HPTSM, EDGESM, STARSSM, NON-STOPSM, INTELLIGENT STAFFINGSM, INTELLISEARCHSM, WE WON'T SEND YOU A DUMMYSM, and VSMSM. These marks are used by the Company and its licensees and franchisees.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors, executive officers and key employees of the Company and their ages as of the date of this Prospectus are set forth below.

         NAME                 AGE                         POSITION(S) HELD
- -----------------------       ---     --------------------------------------------------------
Robert E. McDonough, Sr.      73      Chairman of the Board of Directors
Paul W. Mikos                 51      Chief Executive Officer, President and Director
Alan M. Purdy                 56      Vice President and Chief Financial Officer
William M. Herbster           44      Vice President, Marketing
Rosemary F. Beck              49      Vice President, Operations--Northern Region
Alice M. Bowers               45      Vice President, Operations--Southwest Region
Jeffrey A. Elias              39      Vice President, Human Resources and Risk Management
Warren Heeg, Jr.              59      Vice President, Client Relations
Norman H. Leibson             51      Vice President, Information Technology Systems
Delza de Avellar Neblett      44      Vice President, Operations and Systems
Joseph J. Pulaski             62      Vice President, Light Industrial/Technical Division
Richard G. Rhydderch          58      Vice President, Franchise/License Development
Karin Somogyi                 37      Vice President, Franchise/License Operations
Susan McDonough Mikos         49      Director, Corporate Secretary
John P. Unroe                 48      Director
John B. Zaepfel               59      Director
James L. Doti*                49      Director

- ---------------

* Dr. Doti is expected to be nominated by the Board of Directors of the Company to become a director of the Company after the closing of the Offering.


     The Board of Directors of the Company currently consists of five members and has two vacancies. It is expected that the Board of Directors of the Company will nominate James L. Doti to fill one of the two vacancies, and that Dr. Doti will agree to serve as a director of the Company after the closing of the Offering. Directors are elected annually and hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. However, the Company's Amended and Restated Bylaws, which will be in effect upon the closing of the Offering, provide that when the Company becomes a "listed corporation" within the meaning of the California Corporations Code (i.e., has at least 800 holders of its equity securities as of the record date of its most recent annual meeting of shareholders), the board will be divided into three classes, initially elected for one, two and three years, respectively, and thereafter being elected every three years for three-year terms. Officers serve at the pleasure of the Board of Directors of the Company, subject to any employment agreement between the Company and such officer.

     Robert E. McDonough, Sr. has served as Chairman of the Board of Directors of the Company since August 1978. Mr. McDonough founded the Company in 1965 and has been continuously involved in the management and long-term operation and planning of the Company since that time. For 29 years, until May 1994, he served as the Company's Chief Executive Officer. Mr. McDonough is the father of Susan McDonough Mikos and the father-in-law of Paul W. Mikos.

     Paul W. Mikos has served in various positions in the Company since 1977, including as President since 1985. Mr. Mikos has served as Chief Executive Officer of the Company since January 1996 and as a Director of the Company since May 1993. From May 1994 until January 1996, he served as co-Chief Executive Officer of the Company. Prior to joining the Company, Mr. Mikos worked for ARA as a Regional Sales Director from August 1976 until October 1977. From July 1968 until August 1976,

Mr. Mikos worked for IBM in sales management. Mr. Mikos is the husband of Susan McDonough Mikos, the brother of Alice Bowers and the son-in-law of Robert E. McDonough, Sr.

     Alan M. Purdy has served as Vice President and Chief Financial Officer of the Company since February 1994. From January 1993 until December 1993, he was Senior Vice President and Chief Financial Officer of Builder's Emporium, a division of Collins and Aikman Group, Inc. From March 1988 until August 1992, he was Senior Vice President and Chief Financial Officer of HUB Distributing, Inc. (dba Millers Outpost), a subsidiary of American Retail Group. From January 1986 until October 1987, he was Senior Vice President and Chief Financial Officer of Robinson's of Florida, a subsidiary of The May Department Stores Company. From April 1983 until January 1986, he served as Senior Vice President and Chief Financial Officer of B. Dalton Booksellers, a subsidiary of the Dayton Hudson Corp.


     William M. Herbster has served as Vice President, Marketing of the Company since January 1994. From January 1985 until January 1994, he was with Manpower, Inc., a temporary staffing company, as Director of U.S. Marketing from April 1990 to January 1994, Manager of Office Automation Services from September 1987 to April 1990, and Marketing Manager, Great Lakes and Northeast Region from January 1985 to September 1987.


     Rosemary F. Beck has served as Vice President, Operations--Northern Region of the Company since February 1992. Ms. Beck came to the Company in 1992 after fourteen years in the temporary staffing industry with Adia Services, Inc., a temporary staffing company, where she held various positions including Senior Area Vice President.

     Alice M. Bowers has served as Vice President, Operations--Southwest Region of the Company since March 1995. Ms. Bowers began her tenure at the Company in June 1978 as a Branch Manager and has served as an Area Leader, Regional Manager, Assistant Vice President, Operations and Consultant to the Company. Ms. Bowers is the sister of Paul W. Mikos.

     Jeffrey A. Elias has served as Vice President, Human Resources and Risk Management of the Company since December 1992. From January 1991 to December 1992, he was Director, Human Resources and Risk Management for Adia Services, Inc.


     Warren J. Heeg, Jr. has served as Vice President, Client Relations of the Company since April 1996. From July 1994 until March 1996, Mr. Heeg was the Company's Vice President, Franchise Sales and, from November 1989 until June 1994, he served as the Company's Vice President, National Accounts.


     Norman H. Leibson has served as Vice President, Information Technology Systems of the Company since November 1994. From March 1992 until November 1994, Mr. Leibson was a Vice President of HUB Distributing, Inc. (dba Millers Outpost), a subsidiary of American Retail Group, and from November 1983 until August 1992, Mr. Leibson was a Vice President of Carter Hawley Hale.

     Delza de Avellar Neblett has served as Vice President, Operations and Systems of the Company since January 1996. Ms. Neblett began her career with the Company in 1988. From August 1992 to October 1994 she served as a Vice President of the Company, designing and implementing the Company's IntellisearchSM, HPTSM and Non-StopSM systems.


     Joseph J. Pulaski has served as Vice President, Light Industrial/Technical Division of the Company since 1990. He began his career with the Company in 1976 and has at various times held the positions of Director of Marketing and President of the Company.


     Richard G. Rhydderch has served as Vice President, Franchise/License Development of the Company since May 1988. From April 1986 until April 1988, Mr. Rhydderch was Vice President, Franchise Marketing/Sales for Snelling & Snelling, Inc., an employment services company. From March 1985 until April 1986, he was National Franchise Sales Director for Tender Sender, Inc., a shipping and giftwrap company.

     Karin Somogyi has served as Vice President, Franchise/License Operations of the Company since November 1995. From October 1993 until October 1995, she was the Company's Assistant Vice President, Franchise Operations. Before joining the Company, Ms. Somogyi was with Adia Services, Inc., first as Director of Franchise Services from January 1991 until September 1993, and then as Franchise Sales Executive from January 1990 until January 1991.


     Susan McDonough Mikos has served as the Company's Corporate Secretary since January 1996 and has been a Director of the Company since November 1992. For the past five years, Ms. Mikos has been a homemaker. Ms. Mikos is the daughter of Robert E. McDonough, Sr., and the wife of Paul W. Mikos.


     John P. Unroe has been a director of the Company since January 1993. Since August 1992, he has served as the President and Chief Executive Officer of Judicial Arbitration and Mediation Services/Endispute, an alternative dispute resolution company. From June 1988 to July 1992, Mr. Unroe was a Senior Vice President with Adia Services, Inc., a temporary staffing company, where he was responsible for its U.S. operations. From 1969 until 1988, Mr. Unroe worked for Xerox Corporation in various positions including Vice President, West Coast Region Manager.


     John B. Zaepfel has been a director of the Company since June 1995. From 1974 until 1985, Mr. Zaepfel was President and Chief Executive Officer of Chartpak-Picket Industries, Inc., wholly-owned subsidiaries of The Times Mirror Company. In 1985, Mr. Zaepfel founded CPG International, Inc., a graphics art and engineering firm, and served as its President and Chief Executive Officer from 1985 until 1989 at which time CPG International, Inc. was sold. Since 1989, Mr. Zaepfel has been a private investor and a self-employed consultant. Mr. Zaepfel is Chairman of the Board of Directors of Acordia of Southern California, Inc. and a director of American Lock & Supply, Inc. and Pro-Dex, Inc.


     James L. Doti is expected to be nominated by the Board of Directors of the Company to become a director of the Company after the closing of the Offering. Since July 1991, Dr. Doti has served as the president of Chapman University. Dr. Doti has been a member of the Chapman University faculty since 1974. Dr. Doti is a member of the Board of Directors of Fleetwood Enterprises, Standard Pacific Corp. and First American Financial Corporation.


COMMITTEES OF THE BOARD OF DIRECTORS


     The Board of Directors of the Company has an Audit Committee and a Compensation Committee, each composed of Messrs. Unroe and Zaepfel. The Audit Committee meets with the Company's independent accountants, makes recommendations to the Board of Directors concerning the acceptance of the reports of such accountants and the accounting policies and procedures of the Company, and reviews financial plans and operating results of the Company. The Compensation Committee meets with the Company's management and makes recommendations to the Board of Directors concerning the annual salary and incentive compensation for executive officers and key employees of the Company. Additionally, the Board of Directors has established an Executive Committee composed of Messrs. McDonough, Unroe and Zaepfel. The Executive Committee is responsible for strategic planning and review, including evaluation of performance of the Company's executive officers.


EXECUTIVE COMPENSATION


     The table on the following page sets forth the compensation paid to each person serving as Chief Executive Officer of the Company and the four other most highly paid executive officers of the Company for the fiscal year ended October 1, 1995 (the "Named Officers").

                           SUMMARY COMPENSATION TABLE


                                                                 ANNUAL COMPENSATION
                                                    ---------------------------------------------
                    NAME AND                                                        OTHER ANNUAL
               PRINCIPAL POSITION                    SALARY          BONUS          COMPENSATION
- -------------------------------------------------   --------       ----------       -------------
Robert E. McDonough, Sr.(1)                         $527,887       $1,250,000          $70,127
  Chairman
Paul W. Mikos(2)(3)                                  300,700           75,000           92,462
  Chief Executive Officer
R. Emmett McDonough(2)(4)                            300,391           75,000           85,401
  Chief Executive Officer
Alan M. Purdy                                        163,302           50,000                *
  Vice President and Chief Financial Officer
Joseph Pulaski                                       115,243          131,781                *
  Vice President, Light Industrial Division
Leslie Merrow(5)                                     150,212           71,018                *
  Vice President, Southwest Region


- ---------------

 *  Less than 10% of salary plus bonus.

(1) Bonus represents a one-time special bonus following Robert E. McDonough, Sr.'s retirement as CEO in consideration of approximately 30 years of service during which he was deemed by the Board of Directors to have been undercompensated. Other Annual Compensation represents $55,535 in life insurance premiums paid by the Company and $14,592 in use of Company-owned vehicles. Insurance premiums cover life insurance policies with cash surrender values owned by Mr. McDonough and death benefits payable to Mr. McDonough's beneficiaries. Upon termination of certain of the policies, a portion of the premiums paid is refundable to the Company.

(2) Paul W. Mikos and R. Emmett McDonough served as co-CEOs during the fiscal year ended October 1, 1995 and until January 1996, when Emmett McDonough resigned as an officer and director of the Company. Mr. Mikos is now the Company's sole CEO, and Emmett McDonough continues as an employee of the Company working on special projects.

(3) Other Annual Compensation represents $68,631 in life insurance premiums paid by the Company and $23,831 in use of Company-owned vehicles. Insurance premiums cover life insurance policies with cash surrender values owned by Mr. Mikos and death benefits payable to Mr. Mikos' beneficiaries.

(4) Other Annual Compensation represents $57,318 in life insurance premiums paid by the Company and $28,083 in use of Company-owned vehicles. Insurance premiums cover life insurance policies with cash surrender values owned by Emmett McDonough and death benefits payable to Emmett McDonough's beneficiaries. Emmett McDonough is the son of Robert E. McDonough and the brother-in-law of Paul W. Mikos.

(5) Ms. Merrow resigned from her position with the Company in February 1996.

COMPENSATION MATTERS

     Prior to the Offering, the Company has not issued any stock options. In connection with the Offering, the Company is issuing options to purchase up to an aggregate of 400,000 shares of Class A Common Stock to employees and non-employee directors pursuant to the Company's 1996 Stock Incentive Plan, and expects periodic option grants to be made under such plan in the future. See "--1996 Stock Incentive Plan."

AGREEMENTS RELATING TO EMPLOYMENT

     The Company has an employment agreement with Paul W. Mikos that expires in April 1999, pursuant to which the Company employs Mr. Mikos as its Chief Executive Officer and President. The agreement provides for a base salary of $390,000 per year and an annual performance bonus of up to $390,000 based upon satisfaction of certain performance goals set annually by the Executive Committee of the Board of Directors of the Company. Pursuant to the employment agreement, if the Company terminates Mr. Mikos' employment as the Company's Chief Executive Officer and President, he shall be entitled to receive from the Company severance payments consisting of $390,000 per year for two years, payable on a semi-monthly basis.



     The Company has an amended and restated employment agreement with Robert E. McDonough, Sr. that expires on December 4, 2001, pursuant to which the Company employs Mr. Robert McDonough as Chairman of the Board. The agreement provides for a base salary of $390,000 per year and such annual bonuses, not to be less than $160,000 nor more than $390,000 per year, based upon his performance and the Company's satisfaction of certain performance goals set annually by the Compensation Committee of the Board of Directors. Additionally, pursuant to the terms of the amended and restated employment agreement, Mr. McDonough is entitled to annual demand registration rights and certain "piggyback" registration rights in future registrations by the Company of its securities. See "Description of Capital Stock--Registration Rights of Certain Holders."



     The Company entered into an employment and consulting agreement with R. Emmett McDonough effective February 6, 1996. Under the terms of the agreement, Mr. Emmett McDonough will act as Vice Chairman--Special Projects of the Company for a six-month period commencing February 6, 1996 for which he will receive a base salary of $150,000 during such six-month period and a one-time cash bonus payment of $150,000. Thereafter, for a period of three years, Mr. Emmett McDonough will serve as a consultant to the Company and will receive annual compensation of $350,000. During his tenure as Vice Chairman--Special Projects and as a consultant to the Company, Mr. Emmett McDonough shall be entitled to receive the same employee benefits package that he received as Co-Chief Executive Officer of the Company prior to his resignation. See "Certain Transactions--Allocation Agreement."


     The Company has employment agreements with Alan M. Purdy and Jeffrey A. Elias providing for a severance payment of at least 12 months' salary and bonus if employment with the Company is terminated within 24 months of certain changes in ownership or management.

DIRECTOR COMPENSATION

     Non-employee directors of the Company receive an annual retainer of $18,000 plus compensation of $2,000 per board meeting attended and $750 for each meeting of a committee of the board. Additionally, non-employee directors receive reimbursement for out-of-pocket expenses relating to Company business and will receive certain stock option grants. See "--1996 Stock Incentive Plan." Directors of the Company who are officers or employees of the Company do not receive additional compensation for serving on the board.

1996 STOCK INCENTIVE PLAN

     In connection with the Offering, the Company is implementing its 1996 Stock Incentive Plan for officers, directors, key employees and consultants of the Company (the "1996 Plan"). A total of 900,000 shares of Class A Common Stock have been reserved for issuance under the 1996 Plan; in connection with the Offering, options to purchase an aggregate of up to 400,000 shares of Class A Common Stock are being granted to employees and non-employee directors of the Company at exercise prices equal to the price to the public in the Offering. It is anticipated that further grants under the 1996 Plan will be made from time to time in the future. The 1996 Plan is intended to satisfy the conditions of
Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 16b-3 promulgated thereunder ("Rule 16b-3").

     Employee Awards. The 1996 Plan enables the Company to grant a variety of stock-based incentive awards, including incentive and nonstatutory stock options, restricted stock, stock payments, performance shares, stock appreciation rights, dividend equivalents and other stock-based benefits. An award may consist of one such arrangement or benefit or two or more of them in tandem or in the alternative.

The 1996 Plan permits the Committee (as defined below) to select eligible persons to receive awards and generally to determine the terms and conditions of awards (except that awards of stock options to the Company's non-employee directors are automatic and nondiscretionary). Under the 1996 Plan, options to purchase shares of Class A Common Stock (other than non-employee director options) may be granted with an exercise price below the market value of such stock on the grant date. Vesting of awards accelerates if the recipient's employment with the Company terminates in connection with a change in control, and the Committee may accelerate or extend the vesting or exercise period of any awards in its discretion.


     Non-Employee Director Awards. Under the 1996 Plan, the Company's current non-employee directors, Messrs. Unroe and Zaepfel, will receive one-time grants of options to purchase up to 15,000 and 10,000 shares of Class A Common Stock, respectively, which will vest upon grant. Future non-employee directors including Dr. Doti, will automatically receive an initial one-time grant of an option to purchase up to 10,000 shares of Class A Common Stock. These initial options will vest and become exercisable with respect to 50% of the underlying shares on the grant date and with respect to an additional 50% of the underlying shares on the date of the next annual shareholders' meeting following the grant date (or, if an annual meeting of shareholders occurs within six months after the grant date, then on the date of the second annual shareholders' meeting after the grant date), if the recipient has remained a director since the grant date. In addition to an initial grant, each non-employee director will also receive, upon each re-election to the Company's board (or immediately following an annual meeting at which the director is continuing without being re-elected due to the classification of the board), an automatic grant of an option to purchase up to 5,000 additional shares of Class A Common Stock. These additional options will vest and become exercisable upon the earlier to occur of (i) the first anniversary of the grant date, or (ii) immediately prior to the annual meeting of shareholders of the Company next following the grant date, if the director has served as a director from the grant date to such earlier date. All non-employee director options will have a term of ten years and an exercise price equal to the fair market value of a share of Class A Common Stock on the date of grant. Vesting of non-employee director options accelerates if the recipient of the option ceases to be a director of the Company or its successor in connection with a change in control.



     Administration. The 1996 Plan provides that the exercise price of options may be paid by Company loan or withholding of underlying stock, or deferred until completion of broker-assisted exercise and sale transactions. The 1996 Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"), which consists of directors of the Company who are disinterested within the meaning of Rule 16b-3 and who will be eligible to receive only automatic, nondiscretionary stock option awards thereunder. The Board of Directors or the Committee may amend, suspend or terminate the 1996 Plan at any time. However, only the Committee may take actions affecting selection of award recipients or the timing, pricing and amounts of any awards (other than non-employee director options, which are fixed, automatic and non-discretionary), and the provisions of the Plan regarding grants of stock options to non-employee directors generally are not subject to amendment. The maximum number of shares that may be sold or issued under the 1996 Plan may be increased and the class of persons eligible to participate in the 1996 Plan may be altered only with the approval of the holders of the Class A Common Stock. With respect to any other amendments to the 1996 Plan, the board may, in its discretion, determine that such amendment shall only become effective upon approval by the holders of the Class A Common Stock if the board determines that such shareholder approval may be advisable, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under federal or state securities laws, federal or state tax laws, or for the purpose of satisfying applicable stock exchange listing requirements.


1996 EMPLOYEE STOCK PURCHASE PLAN

     In connection with the Offering, the Company is implementing its 1996 Employee Stock Purchase Plan (the "Purchase Plan"), which is intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code, as amended (the "Code"). Subject to certain limitations imposed by Section 423 of the Code, employees of the Company (including associates other than associates employed by franchisees) who have been full-time employees for at least six months are eligible to participate in the Purchase Plan. Participation is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions (from 1% to 10%) to be allocated to the purchase of shares of Class A Common Stock under the Purchase Plan.


     The Purchase Plan is implemented by a series of consecutive and overlapping 24-month offering periods commencing on each August 1 and February 1. Each offering period is generally composed of four six-month purchase periods. At the end of each purchase period, each participating employee purchases (subject to certain limitations) the number of shares of Class A Common Stock that can be purchased with the employee's payroll deductions accumulated over the preceding six months. The purchase price for these shares is an amount equal to 85% of the fair market value of a share of Class A Common Stock on the exercise date or on the enrollment date for that offering period, whichever is lower. If the fair market value of a share of Class A Common Stock on any exercise date is lower than the fair market value of a share of Class A Common Stock on the enrollment date for that offering period, then all participants in that offering period will be automatically withdrawn from that offering period and re-enrolled in the immediately following offering period, thereby giving participants the benefit of the new lower baseline price.


     A participant may withdraw from an offering period by written notice to the Company. Upon withdrawal and generally upon termination of employment, all of the a participant's payroll deductions not yet applied to the purchase of shares under the Purchase Plan will be paid (without interest) to such participant.

     No more than 250,000 shares of Class A Common Stock may be issued under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee of the Company's Board of Directors, which is entitled to terminate the Purchase Plan or amend it in certain respects and which has allocated ministerial responsibilities to the Company.

401(K) PLAN

     The Company's 401(k) Plan permits certain employees who have been employed by the Company for at least one year to defer and contribute to the 401(k) Plan up to 20% of their total salary each pay period (subject to applicable limits imposed by federal tax law). The Company does not match employee contributions or otherwise contribute to the 401(k) Plan.

     All participant contributions are credited to separate accounts maintained in trust for each participant and are invested, at the participant's direction, in one or more of the investment funds available under the 401(k) Plan. All account balances are adjusted at least annually to reflect the investment earnings and losses of the trust fund.

     Each participant is fully vested in his or her deferred salary contributions and net investment returns. Distributions may be made from a participant's accounts under the 401(k) Plan in a lump-sum or in installments during employment in the event of financial hardship or attainment of age
59 1/2, or upon termination of employment, retirement, disability or death. The 401(k) Plan is administered by the Company with the assistance of an independent third-party administrator.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The Board of Directors of the Company established the Compensation Committee on September 25, 1995. Currently, the Compensation Committee is composed of Messrs. Unroe and Zaepfel. Prior to the establishment of the Compensation Committee, Robert E. McDonough, Sr. (the Company's Chairman of the Board of Directors), Paul W. Mikos (the Company's CEO and President), R. Emmett McDonough (the Company's former co-CEO), and Susan McDonough Mikos (the Company's Corporate Secretary) all participated in deliberations of the Company's Board of Directors concerning executive officer compensation.

                              CERTAIN TRANSACTIONS

RECLASSIFICATION OF COMMON STOCK

     In connection with the Offering, the outstanding shares of the Company's pre-Offering voting common stock and non-voting common stock will be reclassified as Class A Common Stock and Class B Common Stock, respectively (the "Reclassification"). As a result of the Reclassification, the rights associated with the outstanding shares of the Company's pre-Offering non-voting common stock, will be modified so that such shares will automatically convert into Class A Common Stock upon certain future transfers to non-affiliates and certain other specified events. The shares being offered for sale by the Selling Shareholders in the Offering are shares of Class B Common Stock as long as such shares are held by the Selling Shareholders, but such shares automatically convert into Class A Common Stock upon sale in the Offering. See "Description of Capital Stock--Common Stock."


SHAREHOLDER DISTRIBUTIONS



     Prior to the Offering, the Company declared a distribution to the Pre-Offering Shareholders in an aggregate amount equal to $5.0 million plus an additional amount equal to the Pre-Offering Shareholders' income tax obligations related to the Company's undistributed S corporation earnings from October 2, 1995 through the date immediately preceding the date of termination of the Company's S corporation status. If the Company's S corporation status had terminated as of March 31, 1996, the additional distribution amount would have been approximately $2.5 million. The actual amount of this distribution may be significantly higher depending upon the Company's cash basis income for the period from March 31, 1996 until the closing of the Offering. The $5.0 million amount described above represents previously undistributed Company earnings for periods prior to October 2, 1995, and was paid to the Pre-Offering Shareholders in May 1996. The distribution was financed through borrowings under the Company's line of credit agreement, which will be repaid with proceeds of the Offering.


ALLOCATION AGREEMENT

     In February 1996, the Company entered into an agreement (the "Allocation Agreement") with R. Emmett McDonough, his wife Jadzia McDonough, and their related trusts (the "Emmett McDonough Family Shareholders"). Mr. Emmett McDonough is a former director and executive officer of the Company and is the son of Robert E. McDonough, Sr., the Company's Chairman. Pursuant to the Allocation Agreement, Mr. Emmett McDonough resigned as a director and executive officer of the Company but is continuing as an employee of the Company until August 6, 1996 to assist with the Offering and other special projects. During this six-month employment period, Mr. Emmett McDonough is continuing to receive the base salary paid to him prior to the agreement. At the end of this six-month employment period, he will receive a one-time bonus payment from the Company of $150,000. Thereafter, Mr. Emmett McDonough will be available to serve as a consultant to the Company for a period of three years, pursuant to which he will be paid $350,000 per year and receive benefits comparable to those that he received as an executive officer of the Company. See "Management--Agreements Relating to Employment."


     The Allocation Agreement also entitles the Emmett McDonough Family Shareholders to their pro rata share of the cash distributions to the Company's pre-Offering shareholders made in connection with the Offering. See "Prior S Corporation Status and Distributions."


     The Allocation Agreement also gives the Emmett McDonough Family Shareholders "piggyback" registration rights to include Company stock owned directly or indirectly by them in the Offering and subsequent public offerings, provided that if Mr. Robert McDonough is selling at least ten percent of the shares to be sold in a public offering, the Emmett McDonough Family Shareholders may be limited to selling only one share for every two shares sold by Mr.Robert McDonough. The Company is required, pursuant to the Allocation Agreement, to pay the Emmett McDonough Family Shareholders' expenses (other than underwriting discounts and commissions) as selling shareholders in any public offering of the Company's equity securities. See "Description of Capital Stock--Registration Rights of Certain Holders."

TRANSACTIONS WITH MANAGEMENT


     The Company leases its 13,185 square foot national headquarters building in San Juan Capistrano, California from Robert E. McDonough, Sr., the Company's Chairman and a Selling Shareholder in the Offering. The cost of the leased space is $25,052 per month ($1.90 per square foot per month). Management believes that the Company's lease with Mr. McDonough contains terms that are at least as favorable as those terms that the Company might have obtained for the lease of similar premises available from an unaffiliated party at the time the lease was executed. The lease term expires in August 1996. The Company has the option to renew the lease for an additional five-year period.



     In May 1995, the Company loaned $500,000 to Paul W. Mikos, the Company's CEO and a member of the Company's Board of Directors at an interest rate of 6.62% per annum. As of June 1, 1996, the total amount of indebtedness outstanding on this loan was $250,000. The remaining amount of indebtedness is due and payable by Mr. Mikos to the Company upon the earlier of (i) May 1, 1998 and (ii) a transfer of shares of Common Stock in which Mr. Mikos receives cash consideration of at least $200,000.



     In April 1996, the Company advanced $210,000 to Robert E. McDonough, Sr., and $37,129 to Paul W. Mikos. These advances represent a portion of the anticipated distribution to the Pre-Offering Shareholders relating to the Pre-Offering Shareholders' income tax obligations in connection with the Company's undistributed S corporation earnings from October 2, 1995 through the date of termination of the Company's S corporation status. See "Prior S Corporation Status and Distributions-- Shareholder Distributions." The advances are interest-free and become due and payable once such distribution has been made. The Company intends to make such distribution in August 1996.


     In August 1993, the Company advanced an interest-free $60,000 management education scholarship to Meghan Mikos, an employee of the Company from June 1992 to July 1995 and the daughter of Paul W. Mikos. The entire amount of the scholarship remains outstanding and will be forgiven if Ms. Mikos works for the Company for at least three years after receipt of an M.B.A. degree.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock on June 1, 1996 (on an actual basis and as adjusted to reflect the sale of shares offered hereby) by (i) each Selling Shareholder, (ii) each person who owns beneficially more than five percent of the Company's Common Stock, (iii) each of the Company's directors, (iv) each of the Named Officers and (v) all executive officers and directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws. See "Certain Transactions" for a discussion of certain transactions between the Company and certain Selling Shareholders, officers and directors.



                                     SHARES BENEFICIALLY OWNED                                 SHARES BENEFICIALLY OWNED
                                    PRIOR TO THE OFFERING(1)(2)                               AFTER THE OFFERING(1)(2)(3)
                             ------------------------------------------               -------------------------------------------
                                   CLASS A                CLASS B                            CLASS A                CLASS B
                                COMMON STOCK           COMMON STOCK       NUMBER OF        COMMON STOCK          COMMON STOCK
                             -------------------    -------------------    SHARES     ----------------------  -------------------
                              NUMBER    PERCENT      NUMBER    PERCENT      BEING      NUMBER      PERCENT     NUMBER    PERCENT
     BENEFICIAL OWNER        OF SHARES  OF CLASS    OF SHARES  OF CLASS  OFFERED(4)   OF SHARES  OF CLASS(5)  OF SHARES  OF CLASS
- --------------------------   ---------  --------    ---------  --------  -----------  ---------  -----------  ---------  --------
Robert E. McDonough,
  Sr.(6)                     2,083,800    92.0%     1,375,852    30.4%     923,333    2,083,800      38.7%      452,519    14.4%
R. Emmett McDonough(7)          99,660     4.4      1,639,678    36.2      461,667       99,660       1.8     1,178,011    37.5
Paul W. Mikos(6)(7)(8)          81,540     3.6      1,514,470    33.4           --       81,540       1.5     1,514,470    48.1
Alan M. Purdy                       --      --             --      --           --           --        --            --      --
Joseph Pulaski                      --      --             --      --           --           --        --            --      --
Leslie Merrow(9)                    --      --             --      --           --           --        --            --      --
Susan M. Mikos(6)(7)(8)         81,540     3.6      1,514,470    33.4           --       81,540       1.5     1,514,470    48.1
John P. Unroe(2)(10)                --      --             --      --           --       15,000         *            --      --
John Zaepfel(2)(10)                 --      --             --      --           --       10,000         *            --      --
All directors and
  executive officers
  as a group (16 persons)    2,165,340    95.6      2,890,317    63.8      923,333    2,190,340      40.6     1,966,989    62.5

- ---------
  *  Less than 1%

 (1) The information contained in this table reflects (i) "beneficial ownership" as defined in Rule 13d-3 promulgated under the Exchange Act, (ii) gives effect to a 1.812 for 1 split of the Company's Common Stock effected in connection with the Offering and (iii) assumes no exercise of the Underwriters' over-allotment option. Options granted to executive officers in connection with the Offering will not vest within 60 days after the date hereof, and are therefore not listed.


 (2) Percentage figures prior to the Offering are based on 2,265,000 shares of Class A Common Stock and 4,530,000 shares of Class B Common Stock outstanding. Percentage figures after the Offering (other than for all directors and executive officers as a group) are based on 5,365,000 shares of Class A Common Stock (including the 3,100,000 shares being sold in the Offering) and 3,145,000 shares of Class B Common Stock outstanding. The percentage figures after the Offering for all directors and executive officers as a group are based on 5,390,000 shares of Class A Common Stock (including the 3,100,000 shares being sold in the Offering and the 25,000 shares issuable upon exercise of vested stock options being granted to non-employee directors) and 3,145,000 shares of Class B Common Stock outstanding.


 (3) If the Class B Common Stock converted into Class A Common Stock and no other changes in share ownership occurred, the total percentage ownership of the Company's voting shares by the persons listed would be as follows:
     Robert E. McDonough, Sr., 29.8%; R. Emmett McDonough, 15.0%; and Paul W. Mikos and Susan McDonough Mikos, 18.8%. Potential testamentary dispositions of Common Stock by Robert E. McDonough, Sr. could result in further concentration of the Company's voting power in the hands of the Pre-Offering Shareholders other than Mr. McDonough.


 (4) Does not include 206,667 shares beneficially owned by Robert E. McDonough, Sr. and 103,333 shares beneficially owned by R. Emmett McDonough that are subject to the Underwriters' over-allotment option.


 (5) These percentages reflect voting power of the Company assuming no conversion of the Class B Common Stock; see footnote 3 for voting control percentages assuming conversion of the Class B Common Stock.


 (6) Includes shares of Common Stock held by certain trusts established for the benefit of the shareholder and/or the shareholder's family.


 (7) Includes shares held as community property.


 (8) Paul W. Mikos and Susan McDonough Mikos have beneficial ownership of the same shares.


 (9) Ms. Merrow resigned from her position with the Company in February 1996.


(10) Shares beneficially owned after the Offering reflect vested stock options being granted in connection with the Offering.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK


     Immediately prior to the closing of the Offering, the Company will amend and restate its Articles of Incorporation to give effect to the Reclassification and change its authorized capital stock to 50,000,000 shares of Class A Common Stock, 4,530,000 shares of Class B Common Stock, and 5,000,000 shares of undesignated Preferred Stock, par value $0.01 per share. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws, a copy of each of which is filed as an exhibit to the Registration Statement (as defined below).


COMMON STOCK


     As of June 1, 1996 and after giving effect to the Reclassification and a
1.812 for 1 split of the Company's Common Stock effected in connection with the Offering, there were 2,265,000 shares of Class A Common Stock and 4,530,000 shares of Class B Common Stock outstanding held of record by ten shareholders, including trusts affiliated with individual shareholders. There will be 5,365,000 shares of Class A Common Stock and 3,145,000 shares of Class B Common Stock (5,830,000 shares of Class A Common Stock and 2,835,000 shares of Class B Common Stock if the Underwriters' over-allotment option is exercised in full) outstanding after giving effect to the sale of the shares of Class A Common Stock offered hereby. The Company does not intend to issue any additional shares of Class B Common Stock in the future.



     The shares of Class A Common Stock (including any Class A Common Stock that may be issued upon conversion of Class B Common Stock) and Class B Common Stock are identical in all respects except with respect to voting rights and convertibility as described below.


     Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a shareholder vote. Holders of Class B Common Stock are not entitled to any vote on matters submitted to a shareholder vote except as to certain amendments of the Company's Amended and Restated Articles of Incorporation, certain mergers and as otherwise required by law.


     The Class B Common Stock automatically converts into Class A Common Stock on a share-for-share basis upon the earliest to occur of (i) a transfer to a non-affiliate of the holder thereof in a public offering pursuant to an effective registration statement or Rule 144 promulgated under the Securities Act, (ii) the death or legal incapacity of Robert E. McDonough, Sr., and (iii) the tenth anniversary of the closing of the Offering, but is not otherwise convertible.



     The Company's Amended and Restated Bylaws provide that when the Company becomes a "listed corporation" within the meaning of the California Corporations Code (i.e., has at least 800 holders of its equity securities as of the record date of its most recent annual meeting of shareholders) cumulative voting rights will be eliminated and the Company's Board of Directors will be divided into three classes, initially elected for one, two, and three years, respectively, and thereafter being elected every three years for three-year terms. As a result, holders of a majority of the outstanding shares of Class A Common Stock will then be able to elect all of the Company's directors.


     Subject to the rights of any preferred stock that may be issued in the future, holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Any cash dividends declared must be paid equally on a per share basis on the Class A Common Stock and the Class B Common Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of Class A Common Stock and Class B Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. All outstanding shares of Class A Common Stock and Class B Common Stock are, and the shares of Class A Common Stock being issued and sold by the Company hereby and the shares of Class A Common Stock being sold by the Selling Shareholders hereby upon conversion of Class B Common Stock will be, fully paid and nonassessable. No preemptive, subscription, conversion (other than as set forth herein) or redemption rights are applicable to the Class A Common Stock or the Class B Common Stock.


PREFERRED STOCK


     The Company's Board of Directors is authorized, without further vote or action by the shareholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The Board of Directors of the Company could, without the approval of the shareholders, issue preferred stock having voting or conversion rights that could adversely affect the voting power of, or have liquidation rights superior to those of, the holders of Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. At present, the Company has no plans to issue any shares of Preferred Stock. The Company's Board of Directors has designated 50,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with the Company's Shareholder Rights Plan. See "--Preferred Stock Purchase Rights."


STOCK OPTIONS

     Prior to the Offering, the Company has not granted any stock options. In connection with the Offering, the Company is issuing options to purchase up to an aggregate of 400,000 shares of Class A Common Stock to employees and non-employee directors under its 1996 Employee Stock Incentive Plan at exercise prices equal to the price to the public in the Offering. It is anticipated that further grants of options under this plan will be made from time to time in the future. See "Management-- 1996 Stock Incentive Plan."

PREFERRED STOCK PURCHASE RIGHTS


     Pursuant to the Company's Shareholders Rights Agreement, which will be in effect upon the closing of the Offering, each share of Class A Common Stock and Class B Common Stock (including all shares outstanding before the Offering and all shares offered hereby) will include an associated preferred stock purchase right (a "Right"). Until the Distribution Date (as defined below), (a) the Rights will not be exercisable, (b) the Rights will be attached to and trade only together with shares of Common Stock and (c) stock certificates representing shares of Common Stock will also represent the Rights attached thereto. Upon the close of business on the Distribution Date, the Rights will separate from shares of Common Stock and become separately tradable, Rights certificates will be issued and the Rights will become exercisable to purchase Preferred Shares (as defined below).


     The "Distribution Date" is the earliest of the close of business on the tenth day after (i) the first date of public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such or such earlier date as a majority of the Company's directors shall become aware of such Acquiring Person (the "Stock Acquisition Date"), or (ii) the date that a tender or exchange offer by any person (other than certain exempt persons) is first published or sent or given within the meaning of Rule 14d-2(a) promulgated under the Exchange Act, if upon consummation thereof, such Person (together with such person's affiliates) would be an Acquiring Person (whether or not any shares are actually purchased pursuant to such offer). The Company's Board of Directors may extend the time period prior to which the Distribution Date occurs as described below.

     An "Acquiring Person" is generally any person who or which, together with all affiliates and associates of such person, without the prior approval of the Company's Board of Directors, becomes the Beneficial Owner (as defined below) of 15% or more of the shares of Class A Common Stock then outstanding. However, a shareholder owning 15% or more of the shares of Class A Common Stock outstanding prior to the closing of the Offering (an "Original 15% Shareholder"), or a shareholder who becomes the Beneficial Owner of 15% or more of the shares of Class A Common Stock then outstanding as a result of a bequest by Robert E. McDonough, Sr., or the automatic conversion of shares of Class B Common Stock owned by such shareholder into shares of Class A Common Stock on the tenth anniversary of the closing of the Offering or upon the death or legal incapacity of Mr. McDonough (an "Excluded Shareholder"), will be an Acquiring Person only upon becoming the Beneficial Owner of that percentage of the outstanding shares of Class A Common Stock (the "Threshold Percentage") equal to 15% plus the percentage of the Class A Common Stock owned by such Original 15% Shareholder as of the closing of the Offering or by such Excluded Shareholder immediately after the event causing such shareholder to become an Excluded Shareholder, as the case may be (thus, for example, an Original 15% Shareholder or Excluded Shareholder owning 20% of the Class A Common Stock as of the closing of the Offering or immediately after such event, as the case may be, would be an Acquiring Person only upon becoming the Beneficial Owner of 35% of the outstanding shares of Class A Common Stock). In calculating the percentage of the outstanding shares of Class A Common Stock beneficially owned by any person, such person will generally be deemed to "Beneficially Own" any securities: (i) which such person or any of such person's affiliates or associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; (ii) which such person or any of such person's affiliates or associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing; or (iii) which are beneficially owned, directly or indirectly, by any other person (or any affiliate or associate thereof) with which such person (or any of such person's affiliates or associates) has any agreement, arrangement or understanding (whether or not in writing), for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company.

     As promptly as practicable following the Distribution Date, separate certificates representing only Rights will be mailed to the holders of record of shares of Common Stock as of the close of business on the Distribution Date, and such separate Right certificates alone will represent such Rights from and after the Distribution Date.

     The Rights will expire on the tenth anniversary of the closing of the Offering, unless earlier redeemed, exchanged or exercised. Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of their holders, as set forth in paragraphs (a), (b), and (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is Beneficially Owned by an Acquiring Person or that was attached to a share of Class A Common Stock that is subject to an option Beneficially Owned by an Acquiring Person shall be void.

     (a) From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) will be exercisable to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares"), at an exercise price of $65 (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock, whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of the Rights. The holder of one whole Preferred Share is entitled to receive when, as and if declared, 1,000 times the dividends declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Shares will be entitled to receive a liquidation payment in an amount equal to $1,000 per Preferred Share plus all accrued and unpaid dividends and distributions on the Preferred Shares. Each Preferred Share entitles the holder thereof to 1,000 votes, voting together with the holders of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, the holder of a Preferred Share shall be entitled to receive 1,000 times the amount received per share of Common Stock. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-thousandth of a Preferred Share should approximate the value of one share of Common Stock.

     (b) At any time after a person (other than certain exempt persons or an Original 15% Shareholder or an Excluded Shareholder), alone or with affiliates, becomes Beneficial Owner of 15% or more of the Class A Common Stock then outstanding, or after an Original 15% Shareholder or an Excluded Shareholder, alone or with affiliates, becomes the Beneficial Owner of the Threshold Percentage or more of the Class A Common Stock then outstanding, each Right (other than a Right that has become void) will be exercisable to purchase, in lieu of one one-thousandth of a Preferred Share, at the Exercise Price (initially $65), shares of Class A Common Stock with an aggregate market value equal to two times the Exercise Price. If the Company does not have a sufficient number of shares of Class A Common Stock available for all Rights to be exercised, the Company will substitute for all or any portion of the shares of Class A Common Stock that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Class A Common Stock.

     (c) If, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or such earlier date as a majority of the directors shall become aware of such Acquiring Person, the Company is subject to (i) a merger or consolidation in which the Company is not the surviving corporation, (ii) a merger or consolidation in which the Company is the surviving corporation but all or part of its shares are exchanged for or changed into stock or assets of another person, or (iii) a sale or transfer of at least 50% of the Company's assets or earning power, then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $65), common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

     The Exercise Price, the number of outstanding Rights and the number of Preferred Shares and shares of Class A Common Stock issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Shareholders Rights Agreement in order to prevent dilution.

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1%. No fractional securities will be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-thousandth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of such securities on the last trading date prior to the date of exercise.


     At any time prior to the earlier of the close of business on (i) the tenth day after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or such earlier date as a majority of the directors shall become aware of such Acquiring Person or (ii) the tenth anniversary of the closing of the Offering (the "Final Expiration Date"), the Company's Board of Directors may, at its option, call the Rights for redemption in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), and the Company shall so redeem the Rights; provided, however, that after a person becomes an Acquiring Person, such redemption must be authorized by a majority of directors not associated with an Acquiring Person ("Continuing Directors"). Immediately upon the calling of the Rights for redemption (the date of such action being the "Redemption Date"), the right to exercise Rights will terminate and the only right of the holders of Rights thereafter shall be to receive the Redemption Price. The Redemption Date can be extended by the Company's Board of Directors as described below.



     At any time after the occurrence of any event described in paragraph (b) or
(c) above, and prior to the first date upon which such person becomes the beneficial owner of at least 50% of the outstanding shares of Class A Common Stock (or, if such person is an Original 15% Shareholder or Excluded

Shareholder, the Threshold Percentage of the outstanding shares of Class A Common Stock if such Threshold Percentage is greater than 50%), the Company may, by majority vote of each of the Company's Board of Directors and the Continuing Directors, exchange all of the outstanding Rights (other than those that have become void) for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock per Right, appropriately adjusted for splits, dividends, and similar transactions (the "Ratio of Exchange"). Immediately upon such action the right to exercise such Rights will terminate and the only right of the holders of such Rights thereafter shall be to receive the number of shares of Class A Common Stock equal to the Ratio of Exchange.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than rights resulting from such holder's ownership of shares of Common Stock), including, without limitation, the right to vote or to receive dividends.

     The Company may, from time to time, without the approval of any holder of Rights, and the Rights Agent shall, if the Company so directs, supplement or amend any provisions of the agreements governing the Rights in any manner, whether or not such supplement or amendment is adverse to any holder of Rights; provided, however, that from and after the Distribution Date, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend the Shareholders Rights Agreement, without the approval of any holder of Rights, only to (i) cure ambiguities, defects, or inconsistencies in the Shareholder Rights Agreement; (ii) supplement or change the provisions thereunder in a manner which does not materially and adversely affect the holders of the Rights (other than the Acquiring Person); or (iii) subject to approval by majority of the Continuing Directors, shorten or lengthen any time periods (except those regarding redemption) for the purpose of protecting, enhancing or clarifying the Rights (other than those of the Acquiring Person).

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     In connection with the Robert E. McDonough, Sr. Amended and Restated Employment Agreement, the Company has entered into a registration rights agreement with Mr. McDonough and his related trusts. The registration rights agreement grants to Mr. McDonough and his related trusts annual demand registration rights and certain "piggyback" registration rights in public offerings of the Company's securities. The Company is required to pay the expenses (other than underwriting discounts and commissions) incurred by Mr. McDonough and his related trusts in connection with any public offering of the Company's securities in which they are selling shareholders.

     In connection with the execution of the Allocation Agreement, the Company entered into a registration rights agreement with R. Emmett McDonough, his wife Jadzia McDonough, and their related trusts (the "McDonough Family Shareholders"). The registration rights agreement grants certain "piggyback" registration rights to the McDonough Family Shareholders in the Offering and subsequent public offerings of the Company's securities. If Robert E. McDonough, Sr. is selling at least ten percent of the shares of Common Stock to be sold in such an offering, the McDonough Family Shareholders may be limited to selling only one share of Common Stock for every two shares sold by Mr. Robert McDonough. Under the registration rights agreement, the Company is required to pay the expenses (other than underwriting discounts and commissions) incurred by the McDonough Family Shareholders in connection with any public offering of the Company's securities in which such persons are selling shareholders. See "Certain Transactions--Allocation Agreement."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the California General Corporation Law, the Company's Amended and Restated Articles of Incorporation and its Amended and Restated Bylaws provide that a director will not be personally liable for monetary damages to the Company or its shareholders for breach of fiduciary duty as a director, except for liability for (i) acts or omissions by the director that involve intentional misconduct or a knowing and culpable violation of law, (ii) that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director; (iii) transactions from which the director derived an improper benefit; (iv) acts or omissions by the director that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders; (v) acts or omissions by the director that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders; (vi) unlawful distributions, loans or guarantees as set forth in Section 316 of the California Corporations Code; and
(vii) unlawful transactions between the director and the Company, as provided in
Section 310 of the California Corporations Code. These provisions do not limit or eliminate the rights of the Company or its shareholders to seek non-monetary relief, such as an injunction or recission.

     The Company has entered into individual indemnification agreements governed by California law with each of its directors and certain officers. The indemnification agreements require the Company to pay, subject to certain limitations, all amounts attributable to any claims made against such officer or director arising out of acts by such officer or director in their capacity as, or solely because of their position as, an officer and/or director of the Company, provided that such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Company and its shareholders, and in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnity agreements provide generally that the Company will advance expenses incurred by directors and executive officers in any action or proceeding as to which they may be entitled to indemnification subject to certain exceptions. The Company carries directors and officers indemnity insurance.

     The indemnification provisions in the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and the indemnification agreements entered into between the Company and its non-employee directors may permit indemnification for liabilities arising under the Securities Act. The Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     The Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws include certain provisions summarized below that may have anti-takeover effects. These provisions may delay, defer or prevent a tender offer or takeover attempt that shareholders might consider to be in their best interests, including attempts that might result in a premium over the market price for the shares held by the shareholders. These provisions may also make it more difficult to remove incumbent management.


     The Amended and Restated Bylaws provide that when the Company becomes a "listed corporation" within the meaning of the California Corporations Code (i.e., has at least 800 holders of its equity securities as of the record date of its most recent annual meeting of shareholders), cumulative voting rights will be eliminated and the Company's Board of Directors will be divided into three classes, initially elected for one, two, and three years, respectively, and thereafter being elected every three years for three-year terms. In addition, the Amended and Restated Articles of Incorporation of the Company provide that the Amended and Restated Bylaws of the Company may be amended by shareholders only upon the vote of holders of at least 66 2/3% of the shares entitled to vote.


TRANSFER AGENT AND REGISTRAR

     The Company has appointed American Stock Transfer & Trust Company as the transfer agent and registrar for its Common Stock, as well as rights agent under the Company's Shareholder Rights Agreement.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 8,510,000 shares of Common Stock, consisting of 5,365,000 shares of Class A Common Stock and 3,145,000 shares of Class B Common Stock (8,665,000 shares, consisting of 5,830,000 shares of Class A Common Stock and 2,835,000 shares of Class B Common Stock, if the Underwriters' over-allotment option is exercised in full). Of such shares, the 3,100,000 shares of Common Stock offered hereby (3,565,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act except for shares acquired by "affiliates" of the Company which will be subject to the resale limitations imposed under Rule 144. The remaining 5,410,000 shares of Common Stock, consisting of 2,265,000 shares of Class A Common Stock and 3,145,000 shares of Class B Common Stock (5,100,000 shares, consisting of 2,265,000 shares of Class A Common Stock and 2,835,000 shares of Class B Common Stock, if the Underwriters' over-allotment option is exercised in full) are "restricted" shares within the meaning of Rule 144 and may not be resold unless they are registered under the Securities Act or are sold pursuant to Rule 144 or an applicable exemption from registration. Such shares are subject to 180-day lock-up agreements with the Underwriters and, following the expiration of such 180-day lock-up period, all of such shares will be immediately available for sale as Class A Common Stock in registered offerings or pursuant to Rule 144. In addition, Robert E. McDonough, Sr. and his related trusts have annual demand registration rights with respect to approximately 2,500,000 shares of Common Stock, and Robert E. McDonough, Sr. and
R. Emmett McDonough have certain "piggyback" registration rights with respect to a total of approximately 3,800,000 shares of Common Stock (approximately 3,500,000 shares of Common Stock if the Underwriters' over-allotment option is exercised in full) in future registrations by the Company. See "Description of Capital Stock-Registration Rights of Certain Holders."


     In general, under Rule 144 as currently in effect, a shareholder (or shareholders whose shares are aggregated) who has beneficially owned "restricted" shares for at least two years, and any affiliate who owns shares that are not "restricted" shares, may sell publicly without registration within any three-month period a number of such shares of Class A Common Stock that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock and (ii) the average weekly trading volume of the Class A Common Stock reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A shareholder who is not deemed to be an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned his shares for at least three years is entitled to sell shares under Rule 144 without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company.

     The Company has reserved 900,000 shares of Class A Common Stock for issuance under the 1996 Stock Incentive Plan and 250,000 shares of Class A Common Stock for issuance under the 1996 Employee Stock Purchase Plan. Following the Offering, the Company intends to file registration statements under the Securities Act to register these shares, and as a result these shares will, when issued, generally be freely tradable in the open market (subject to the limitations of Rule 144 applicable to sales by affiliates of the Company).

     The Company, the Selling Shareholders, the other shareholders of the Company and all directors and executive officers of the Company have agreed, subject to certain exceptions, not to offer, sell, contract to sell, transfer or otherwise encumber, or dispose of any shares of Common Stock, or securities convertible into or exchangeable for Common Stock, or exercise demand registration rights, for a period of 180 days from the date of this Prospectus without the prior written consent of Dillon, Read & Co. Inc.. See "Underwriting."

     Prior to the date of this Prospectus, there has been no public market for the Class A Common Stock offered hereby and no predictions can be made of the effect, if any, that market sales of shares of Class A Common Stock (including, without limitation, market sales upon conversion of shares of Class B Common Stock) or the availability of shares will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock (including shares of Class A Common Stock issued upon exercise of stock options), or the perception that such sales could occur, could adversely affect the market price of the Class A Common Stock or the ability of the Company to raise capital through sales of its equity securities.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Class A Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company and the Selling Shareholders, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                                      NUMBER OF
                                   UNDERWRITER                         SHARES
    ---------------------------------------------------------------   ---------
    Dillon, Read & Co. Inc. .......................................
    The Robinson-Humphrey Company, Inc. ...........................
                                                                      ---------
         Total.....................................................   3,100,000
                                                                      =========

     The Managing Underwriters are Dillon, Read & Co. Inc. and The Robinson-Humphrey Company, Inc.

     The Underwriters are committed to purchase all of the shares of Class A Common Stock, if any are so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, some or all of the remaining Underwriters must assume such obligations.

     The Underwriters propose to offer the shares of Class A Common Stock directly to the public initially at the offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may re-allow, concessions not in excess of $     per share to
certain other dealers. The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of this offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the public offering of the Class A Common Stock, the public offering price and the concessions may be changed by the Managing Underwriters.

     The Company and the Selling Shareholders have granted to the Underwriters an option for 30 days from the date of this Prospectus to purchase up to 155,000 and 310,000 additional shares of Class A Common Stock, respectively, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments of the Class A Common Stock offered hereby. To the extent the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Class A Common Stock proportionate to such Underwriter's initial commitment.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Selling Shareholders, the other shareholders of the Company, and all directors and executive officers of the Company have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, transfer or otherwise encumber, or dispose of any shares of Common Stock, or securities convertible into or exchangeable for Common Stock, or exercise demand registration rights, for a period of 180 days from the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc.

     At the request of the Company, the Underwriters have reserved up to 200,000 shares of the Class A Common Stock offered hereby for sale, on the same terms offered to the general public, to certain officers and employees of the Company, certain of the Company's franchisees and licensees, and certain other parties. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby. Prior to the Offering, there has been no public market for the Class A Common Stock. Consequently, the initial public offering price for the Class A Common Stock will be determined by negotiation among the Company, the Selling Shareholders and the Managing Underwriters. Factors to be considered in determining the initial public offering price will be prevailing market conditions, the state of the Company's development, recent financial results of the Company, the future prospects of the Company and its industry, market valuations of securities of companies engaged in activities deemed by the Managing Underwriters to be similar to those of the Company and other factors deemed relevant.


     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS


     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Orange County, California. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Howard, Darby & Levin, New York, New York.


                                    EXPERTS

     The financial statements of the Company as of October 1, 1995 and October 2, 1994 and for each of the three years in the period ended October 1, 1995 included in this Prospectus have been so included herein in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchanges Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus, which is a part of the Registration Statement, omits certain information, exhibits and undertakings contained (or to be contained) in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

     The Registration Statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Office at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Upon consummation of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith will be required to file periodic reports and other information with the Commission.

     Application has been made to approve the Class A Common Stock for listing on the Nasdaq National Market, and certain Company reports may be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

     After the completion of the Offering, the Company intends to furnish to its shareholders annual reports containing financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                                REMEDYTEMP, INC.



                         INDEX TO FINANCIAL STATEMENTS



                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-2
Balance Sheets as of October 2, 1994, October 1, 1995 and March 31, 1996
  (unaudited).........................................................................   F-3
Statement of Income for the fiscal years ended October 3, 1993, October 2, 1994 and
  October 1, 1995 and the six months ended April 2, 1995 (unaudited) and March 31,
  1996 (unaudited)....................................................................   F-4
Statement of Shareholders' Equity for the fiscal years ended October 3, 1993, October
  2, 1994 and October 1, 1995 and the six months ended March 31, 1996 (unaudited).....   F-5
Statement of Cash Flows for the fiscal years ended October 3, 1993, October 2, 1994 and October 1, 1995 and the six months ended April 2, 1995 (unaudited) and March 31,
  1996 (unaudited)....................................................................   F-6
Notes to the Financial Statements.....................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of RemedyTemp, Inc.


     The stock split described in Note 10 to the financial statements has not been consummated at June 6, 1996. When it has been consummated, we will be in a position to furnish the following report:



          "In our opinion, the accompanying balance sheet and the related statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of RemedyTemp, Inc. at October 1, 1995 and October 2, 1994, and the results of its operations and its cash flows for each of the three years in the period ended October 1, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."


PRICE WATERHOUSE LLP

Costa Mesa, California

November 7, 1995

                                REMEDYTEMP, INC.

                                 BALANCE SHEET
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS


                                                                                             MARCH 31,
                                                                                               1996
                                                       OCTOBER 2,   OCTOBER 1,   MARCH 31,   PRO FORMA
                                                          1994         1995        1996      (NOTE 9)
                                                       ----------   ----------   ---------   ---------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents..........................   $  1,330     $  2,204     $    --     $    --
  Accounts receivable, net of allowance for doubtful
     accounts of $1,492 and $1,950 at October 2, 1994
     and October 1, 1995, respectively...............     23,023       33,068      32,859      32,859
  Prepaid expenses and other current assets..........      1,915        2,248       2,313       2,313
  Current portion of net investment in direct
     financing leases................................        152          175         166         166
  Deferred income taxes (Note 9).....................                                           1,091
                                                         -------      -------     -------     -------
          Total current assets.......................     26,420       37,695      35,338      36,429
Fixed assets, net (Note 2)...........................      2,860        4,340       5,090       5,090
Other assets (Note 5)................................        530          843         885         885
Net investment in direct financing leases............        680          618         618         618
                                                         -------      -------     -------     -------
                                                        $ 30,490     $ 43,496     $41,931     $43,022
                                                         =======      =======     =======     =======
                                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................   $     96     $    519     $   824     $   824
  Distributions payable to shareholders..............                                           7,461
  Accrued workers' compensation......................      6,969        6,733       6,597       6,597
  Accrued expenses, principally payroll and related
     costs and benefits..............................      5,262        8,544       9,128       9,128
  Debt (Note 3)......................................      3,121        6,700
  Current portion of capitalized lease obligation
     (Note 6)........................................        230          383         378         378
  Deferred income taxes (Note 4).....................        132          167         191          --
                                                         -------      -------     -------     -------
          Total current liabilities..................     15,810       23,046      17,118      24,388
Deferred income taxes (Note 9).......................                                           7,783
Capitalized lease obligation (Note 6)................        851        1,142         946         946
                                                         -------      -------     -------     -------
                                                          16,661       24,188      18,064      33,117
                                                         -------      -------     -------     -------
Commitments and contingent liabilities (Note 6)
Shareholders' equity (Note 1):
  Preferred stock, par value $.01; authorized 5,000
     shares; none outstanding
  Class A common stock, $.01 par value; authorized
     50,000 shares; 2,265 issued and outstanding.....         23           23          23          23
  Class B non-voting common stock, $.01 par value;
     4,530 authorized, issued and outstanding........         45           45          45          45
  Additional paid-in capital.........................         84           84          84       6,278
  Retained earnings..................................     13,677       19,156      23,715       3,559
                                                         -------      -------     -------     -------
          Total shareholders' equity.................     13,829       19,308      23,867       9,905
                                                         -------      -------     -------     -------
                                                        $ 30,490     $ 43,496     $41,931     $43,022
                                                         =======      =======     =======     =======



                See accompanying notes to financial statements.

                                REMEDYTEMP, INC.

                              STATEMENT OF INCOME

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                   YEAR ENDED                     SIX MONTHS ENDED
                                       ----------------------------------       --------------------
                                       OCTOBER      OCTOBER      OCTOBER         APRIL       MARCH
                                          3,           2,           1,            2,          31,
                                         1993         1994         1995          1995         1996
                                       --------     --------     --------       -------     --------
                                                                                    (UNAUDITED)
Direct sales.........................  $103,219     $119,042     $144,646       $67,520     $ 83,202
Licensed sales.......................    16,036       31,201       61,377        25,387       45,525
Franchise royalties..................     1,938        2,462        2,751         1,422        1,347
Initial franchise fees...............       101          300          229           102           39
                                       --------     --------     --------       -------     --------
          Total revenues.............   121,294      153,005      209,003        94,431      130,113
Cost of direct sales.................    80,195       92,022      110,159        51,467       63,620
Cost of licensed sales...............    12,281       24,018       46,017        19,134       34,229
Licensees' share of gross profit.....     2,450        4,857       10,328         4,174        7,554
Selling and administrative
  expenses...........................    24,245       27,581       35,667        17,218       18,839
Depreciation and amortization........       848        1,436        1,453           627          939
                                       --------     --------     --------       -------     --------
          Income from operations.....     1,275        3,091        5,379         1,811        4,932
Other income:
  Interest income (expense), net.....        93           (1)         (23)          (24)         (36)
  Other, net.........................       489          712        1,141           438          444
                                       --------     --------     --------       -------     --------
  Income before provision for income
     taxes...........................     1,857        3,802        6,497         2,225        5,340
Provision for income taxes...........        46           57           97            33           80
                                       --------     --------     --------       -------     --------
Net income...........................  $  1,811     $  3,745     $  6,400       $ 2,192     $  5,260
                                       ========     ========     ========       =======     ========
Unaudited proforma data
  (Notes 1 and 9)
Income before income taxes...........  $  1,857     $  3,802     $  6,497       $ 2,225     $  5,340
Provision for income taxes...........       743        1,521        2,599           890        2,136
                                       --------     --------     --------       -------     --------
Pro forma net income.................  $  1,114     $  2,281     $  3,898       $ 1,335     $  3,204
                                       ========     ========     ========       =======     ========
Pro forma net income per share.......                            $    .52       $   .18     $    .43
                                                                 ========       =======     ========
Weighted average number of shares....                               7,439         7,439        7,439
                                                                 ========       =======     ========


                See accompanying notes to financial statements.

                                REMEDYTEMP, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY

                             (AMOUNTS IN THOUSANDS)

                                          CLASS A             CLASS B
                                        COMMON STOCK        COMMON STOCK      ADDITIONAL
                                      ----------------    ----------------     PAID-IN      RETAINED
                                      SHARES    AMOUNT    SHARES    AMOUNT     CAPITAL      EARNINGS     TOTAL
                                      ------    ------    ------    ------    ----------    --------    --------
Balance at September 27, 1992......   2,265      $ 23     4,530      $ 45        $ 84       $ 8,901     $  9,053
  Net income.......................                                                           1,811        1,811
  Distributions to shareholders....                                                            (780)        (780)
                                      -----       ---     -----       ---         ---       -------      -------
Balance at October 3, 1993.........   2,265        23     4,530        45          84         9,932       10,084
  Net income.......................                                                           3,745        3,745
  Distributions to shareholders....                                                              --           --
                                      -----       ---     -----       ---         ---       -------      -------
Balance at October 2, 1994.........   2,265        23     4,530        45          84        13,677       13,829
  Net income.......................                                                           6,400        6,400
  Distributions to shareholders....                                                            (921)        (921)
                                      -----       ---     -----       ---         ---       -------      -------
Balance at October 1, 1995.........   2,265        23     4,530        45          84        19,156       19,308

Unaudited Information:
  Net income.......................                                                           5,260        5,260
  Distributions to shareholders....                                                            (701)        (701)
                                      -----       ---     -----       ---         ---       -------      -------
Balance at March 31, 1996..........   2,265      $ 23     4,530      $ 45        $ 84       $23,715     $ 23,867
                                      =====       ===     =====       ===         ===       =======      =======

                See accompanying notes to financial statements.

                                REMEDYTEMP, INC.

                            STATEMENT OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)


                                                                 YEAR ENDED                      SIX MONTHS ENDED
                                                  ----------------------------------------    ----------------------
                                                  OCTOBER 3,     OCTOBER 2,     OCTOBER 1,    APRIL 2,    MARCH 31,
                                                     1993           1994           1995         1995         1996
                                                  -----------    -----------    ----------    --------    ----------
                                                                                                   (UNAUDITED)
Cash flows provided by (used in) operating
  activities:
  Net income....................................    $ 1,811        $ 3,745       $   6,400    $  2,192     $  5,260
     Adjustments to reconcile net income to net
       cash provided by operating activities:
       Depreciation and amortization............        848          1,436           1,453         627          939
       Provision for losses on accounts
          receivable............................        724            890           1,221         546          425
       Changes in assets and liabilities:
          Accounts receivable...................     (3,301)        (7,820)        (11,266)     (2,867)        (216)
          Prepaid expenses and other current
            assets..............................       (250)          (620)           (333)     (1,232)         (65)
          Net investment in direct financing
            leases..............................                      (832)             39          14            9
          Other assets..........................        (36)           335            (313)        (39)         (42)
          Accounts payable......................       (170)            56             423          69         (396)
          Accrued workers' compensation.........        596          1,479            (236)         43         (136)
          Accrued expenses......................        639          1,225           3,282       3,786          584
          Deferred taxes........................         32            (14)             35          16           24
                                                    -------        -------        --------     -------      -------
     Net cash provided by (used in) operating
       activities...............................        893           (120)            705       3,155        6,386
                                                    -------        -------        --------     -------      -------
Cash flows used in investing activities:
     Purchase of fixed assets...................     (2,217)        (1,421)         (2,933)     (1,266)      (1,689)
                                                    -------        -------        --------     -------      -------
     Net cash used in investing activities......     (2,217)        (1,421)         (2,933)     (1,266)      (1,689)
                                                    -------        -------        --------     -------      -------
Cash flows provided by financing activities:
     Net borrowings under line of credit
       agreement................................      2,000          1,102           3,579      (2,612)      (6,700)
     Repayment under capital lease obligation...                      (187)           (338)       (151)        (201)
     Proceeds from sale/leaseback agreement.....                     1,268             782         782
     Distributions to shareholders..............       (780)                          (921)
                                                    -------        -------        --------     -------      -------
     Net cash provided by (used in) financing
       activities...............................      1,220          2,183           3,102      (1,981)      (6,901)
                                                    -------        -------        --------     -------      -------
Net (decrease) increase in cash and cash
  equivalents...................................       (104)           642             874         (92)      (2,204)
Cash and cash equivalents at beginning of
  period........................................        792            688           1,330       1,330        2,204
                                                    -------        -------        --------     -------      -------
Cash and cash equivalents at end of period......    $   688        $ 1,330       $   2,204    $  1,238     $      0
                                                    =======        =======        ========     =======      =======
Supplemental Disclosure of Non Cash Investing and Financing Activities
  At March 31, 1996, The Company had declared and accrued dividends of $701.
Other cash flow information
  Cash paid during the period for interest......    $     5        $    89       $     164    $     64     $     92
  Cash paid during the period for income
     taxes......................................          1              1               7


                See accompanying notes to financial statements.

                                REMEDYTEMP, INC.

                         NOTES TO FINANCIAL STATEMENTS

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of business

     The Company's principal business is providing temporary personnel to businesses and industry.

     The Company has two classes of common stock outstanding: Class A common stock, which has all voting and other rights normally associated with common stock, and Class B common stock, which is identical to the Class A common stock in all respects except that the Class B common stock has no voting rights except with respect to certain amendments of the Company's Articles of Incorporation, certain mergers and as otherwise required by law. The Class B common stock will automatically convert into Class A common stock on a share-for-share basis upon the earlier of i) certain transfers to non-affiliates ii) the death or legal incapacity of the Chairman of the Company, or iii) the tenth anniversary of the completion of the Offering described below.


     In March 1996, the Company entered into an agreement in principle with two underwriters (the "Underwriters"), whereby the Underwriters have agreed in principle to act as underwriters in an initial public offering (the "Offering") of up to 3,565 shares of the Company's common stock (3,100 shares intended to be offered to the public and 465 shares for which the Underwriters have the option to purchase to cover over-allotments, if any). Included in the 3,100 and 465 shares above are 1,385 and 310 shares, respectively, of Class B common stock that are being sold by the existing shareholders and will automatically convert into Class A common stock in connection with the Offering. The Company will not receive any of the proceeds from the sale of shares by existing shareholders.


  Summary of significant accounting policies

  Fiscal year

     The Company's fiscal year includes 52 or 53 weeks, ending on the Sunday closest to September 30. Fiscal year 1993 consisted of 53 weeks, fiscal years 1995 and 1994 consisted of 52 weeks. The six month periods ended ended April 2, 1995 and March 31, 1996 each consisted of 26 weeks.

  Revenue recognition

     Revenue from the sale of services is recognized at the time the service is performed. A portion of the Company's revenue is derived from affiliate operations which consist of franchises and licensed operations.

     Under the Company's franchised operations, the franchisee has the direct contractual relationship with the customers, holds title to the related customer receivables and is the legal employer of the temporary employees. Accordingly, sales and cost of sales generated by the franchised operations are not included in the Company's financial statements. Fees are paid to the Company based upon a percentage of the gross sales generated by the franchisee and such fees are recorded by the company as Franchise Royalties.


     Revenues generated by licensed operations and the related costs of services are included in the Company's financial statements and are reported as Licensed sales, and Cost of licensed sales, respectively since the Company has the direct contractual relationship with the customer, holds title to the related customer receivables and is the legal employer of the temporary employees. The risks associated with the licensed operations remain with the Company. "Licensee" refers to the Company's affiliates in their role as independent contractors and limited agents of the Company in recruiting job applicants, soliciting job orders, filling those orders and handling collection matters upon request. The

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Licensee acts as a limited agent for the Company to market the Company's services within the Licensee's territory. The net distribution paid to the Licensee for the services rendered is based on a percentage of the gross profit generated by the Licensee's operation and is reflected as "Licensees' share of gross profit."

     Both Franchisees and Licensees pay an initial fee for their affiliation with the Company. This fee is recognized as revenue when substantially all of the initial services required by the Company have been performed, and is recorded by the Company as "Initial franchise fees."

  Concentrations of credit risk

     The Company's financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. However, concentrations of credit risk are limited due to the large number of customers comprising the Company's customer base and their dispersion across different business and geographic areas. Furthermore, the Company routinely assesses the financial strength of its customers.

  Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Cash and cash equivalents

     For purposes of financial reporting, cash equivalents represent highly liquid short-term investments with original maturities of less than 90 days.


  Fixed assets


     Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are three to five years for furniture and fixtures and computer equipment. Major improvements to leased office space are capitalized and amortized over the shorter of their useful lives or the terms of the leases.

  Net investment in direct financing leases

     During fiscal year 1994, the Company began leasing computer and related equipment to various franchisees. The leases are accounted for as direct-financing leases as there is no profit recognized and title to the leased equipment transfers to the franchisee upon conclusion of the lease. The net investment in direct financing leases represents the future minimum lease payments less the portion of the future payments relating to unearned interest income.

  Accrued workers' compensation

     The Company became self-insured for its workers' compensation liability in 1986. The estimated costs of existing and incurred but not yet reported claims are accrued based on historical loss development trends and may be subsequently revised based on developments relating to such claims.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  Other income



     Other income consists primarily of fees collected from customers on past due accounts receivable balances in the amounts of $480,000, $580,000, $883,000 for the years ended October 3, 1993, October 2, 1994 and October 1, 1995, respectively.


  Income taxes

     The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

     Beginning with fiscal 1987, the Company elected to be taxed as an S corporation for federal and state income tax purposes. Pursuant to this election, earnings or losses are subject to tax at the shareholder level rather than the corporate level. Therefore, no provision is made for federal income tax on earnings or losses of the Company. Tax laws relative to S corporations vary by state. In California, the principal state of operation for the Company, earnings of S corporations are taxed at 1.5 percent and the Company provides state taxes accordingly.

     Should the S corporation status be terminated, deferred taxes will be reinstated as a charge to tax expense in the period of termination to provide for a difference between the tax and financial reporting bases of the assets and liabilities (Note 9).

  Unaudited interim information

     The accompanying balance sheet at March 31, 1996 , and the statements of income and of cash flows for the six month periods ended April 2, 1995 and March 31, 1996, and the statement of shareholders' equity for the six month period ended March 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. The data disclosed in these notes to financial statements for those periods are also unaudited.

  Unaudited pro forma net income and net income per share

     Pro forma net income represents pro forma net income after a pro forma provision, using a tax rate of 40%, to reflect the estimated income tax expense of the Company as if it had been subject to normal federal and state income taxes for the period.


     Pro forma net income per share (unaudited) is computed by using the weighted average number of common and common equivalent shares outstanding during the period, adjusted to include the estimated number of shares required to be sold by the Company to prepay the $7,461 pro forma distributions payable to the Company's pre-Offering shareholders at March 31, 1996 (644 shares as calculated based on the estimated net proceeds of the initial public offering). The pro forma net income per share does not give effect to distributions that may be paid from earnings generated subsequent to March 31, 1996. The computation of pro forma weighted average shares outstanding gives effect to the Stock Split. Historical net income per share has not been presented in view of prior period S corporation status.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  Reclassifications

     Certain reclassifications, which have no effect on retained earnings, have been made to conform the 1993 and 1994 information to the 1995 presentation.

 2. FIXED ASSETS


                                                                                   MARCH 31,
                                                                                     1996
                                                    OCTOBER 2,     OCTOBER 1,     -----------
                                                       1994           1995
                                                    ----------     ----------     (UNAUDITED)
        Computer equipment........................    $3,343        $  5,173        $ 6,281
        Furniture and fixtures....................     3,074           3,587          4,012
        Leasehold improvements....................     1,540           1,881          1,970
                                                      ------         -------        -------
                                                       7,957          10,641         12,263
        Less accumulated depreciation.............    (5,097)         (6,301)        (7,173)
                                                      ------         -------        -------
                                                      $2,860        $  4,340        $ 5,090
                                                      ======         =======        =======


     Included in the above computer equipment are capitalized leases and related accumulated depreciation of $1,268 and $191, respectively, at October 2, 1994 and $2,050 and $588, respectively, at October 1, 1995.

 3. DEBT

     The Company has a revolving line of credit agreement with two banks, which provides for aggregate borrowings of $15,000 (see Note 8). Interest on outstanding borrowings is payable monthly at the designated bank's reference rate (8.75% at October 1, 1995) or, at the Company's election, at a fixed rate equal to LIBOR plus 1.95 percent for a predetermined period. The line of credit agreement expires on February 28, 1997.

     At October 2, 1994 and October 1, 1995 the Company had $3,100 and $6,700, respectively, outstanding under its line of credit agreements. The Company had outstanding undrawn letters of credit of $4,679 and $4,767 at October 2, 1994 and October 1, 1995, respectively.

     Under the provisions of the line of credit agreement, the Company must maintain certain financial ratios and must comply with certain restrictive covenants. At October 1, 1995, the Company was in compliance with these requirements.

 4. INCOME TAXES

     The provision for state income taxes for the years ended October 3, 1993, October 2, 1994 and October 1, 1995 was $46, $57, and $97, respectively. The deferred income tax balance was $132 and $167 at October 2, 1994 and October 1, 1995, respectively. Deferred state income taxes are provided for items reported in different periods for financial and tax reporting purposes. Such differences result primarily from adjustments arising from using the accrual basis of accounting for financial statement purposes and the cash basis of accounting for income tax purposes. Effective October 1, 1987, the Company elected S Corporation filing status for income tax reporting purposes. During 1987, the California tax law was conformed to the federal S Corporation provisions. Currently, the California S corporation provisions require the payment of taxes at a rate of 1.5% on taxable income.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 5. RELATED PARTY TRANSACTIONS

     The Company leases its corporate facility from the principal shareholder of the Company. The lease expires in August 1996, with rent adjustments based on cost of living increases. The lease provides a five year option to renew upon expiration. The lease provides for the payment of property taxes, insurance and certain other operating expenses applicable to the leased property by the lessee. Rent expense paid to the principal shareholder totaled $301 for the each of the three years ended October 1, 1995.

     Included in other assets at October 2, 1994 and October 1, 1995 are advances and notes receivable due from shareholders and officers of the Company in the amount of $60 and $313, respectively.

 6.  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company leases its corporate facility, branch offices and certain equipment under operating leases. The leases typically require the Company to pay taxes, insurance and certain other operating expenses applicable to the leased property. Total rent expense was approximately $2,044, $2,086, and $2,209, for the years ended October 3, 1993, October 2, 1994 and October 1, 1995, respectively.

     In 1994, the Company entered into a financing agreement for the purchase of computer and related equipment. Fixed assets totaling $1,268 and $782 for the years ended October 2, 1994 and October 1, 1995, respectively, were sold to and leased back from the bank under this agreement. Based upon the terms of the agreement, the lease was accounted for as a capital lease.

     Future minimum lease commitments under all noncancellable capital and operating leases as of October 1, 1995 are as follows:

                                                               CAPITAL      OPERATING
                              FISCAL YEAR                      LEASES        LEASES
            ------------------------------------------------   -------      ---------
            1996............................................   $   383       $ 1,687
            1997............................................       416           800
            1998............................................       453           376
            1999............................................       232           173
            2000............................................        41            81
                                                                ------        ------
                      Total.................................   $ 1,525       $ 3,117
                                                                ======        ======

     The Company is involved in various claims and legal actions arising in the ordinary course of business. It is the opinion of management, upon the advice of legal counsel, that the ultimate disposition of these matters will not materially affect the Company's financial position, results of operations or cash flows.


 7.  401(K) PLANS


     In June 1991, the Company established two 401(k) plans. The first is for all full-time eligible employees and the second is for qualified temporary employees. The annual amount of employer contributions to the plans is determined at the discretion of the board of directors, subject to certain limitations. Eligible participants may make voluntary contributions to the plan and become fully vested in the Company's contributions over a five-year period. The Company has made no contributions during the three years ended October 1, 1995.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


 8.  SUBSEQUENT EVENTS (UNAUDITED)



     (1) In connection with the consummation of the Offering, the Company will implement its 1996 Stock Incentive Plan for officers, directors, key employees and consultants of the Company (the "Plan"). A total of 900 shares will be reserved for issuance under the Plan. Concurrent with the Offering, the Company intends on granting options to a number of employees and non-employee directors for the purchase of approximately 400 shares at the initial public offering price.


     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 "Accounting for Stock-based Compensation (SFAS 123) which establishes financial accounting and reporting standards for stock-based employee compensation. Under SFAS 123, companies are encouraged, but not required, to adopt a method of accounting for stock compensation awards based upon the estimated fair value at the date the options/awards are granted as determined through the use of apricing model (the "Fair Value Method"). Companies continuing to account for such awards in accordance with the existing guidance of Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" (APB 25) will have to disclose, in the Notes to Financial Statements, the pro forma impact on net income and net income per share had the Company utilized the Fair Value Method. The Company anticipates accounting for future stock compensation awards in accordance with APB 25 with the appropriate footnote disclosure required under SFAS 123.

     (2) The Company will also implement its 1996 Employee Stock Purchase Plan (the "Purchase Plan") in connection with the consummation of the Offering. A total of 250 shares will be reserved for issuance under the Purchase Plan.

     (3) In March 1996, the Company amended its revolving line of credit agreement to provide for aggregate borrowings of $25,000. Certain covenants were modified to provide for the transactions resulting from the termination of the Company's S corporation status in connection with the Offering. All other terms and conditions of the agreement remain unchanged.


     (4) In March 1996, the Company declared a $701 distribution to the existing shareholders representing the shareholders' tax obligations associated with fiscal 1995 S corporation earnings. The distribution was paid in April 1996.



     (5) In May 1996, the Company paid a $5,000 distribution to the Company's pre-Offering shareholders. The distribution was financed through borrowings under the Company's line of credit agreement. The Company intends to repay the borrowings from the proceeds of the Offering.



 9.  UNAUDITED PRO-FORMA INFORMATION



     Immediately preceding the proposed initial public offering of the Company's Common Stock, the Company will elect to no longer be treated as an S corporation for tax purposes. Accordingly, the Company's unaudited pro forma consolidated balance sheet at March 31, 1996 includes adjustments which increase deferred tax assets in aggregate by $1,091, and deferred tax liabilities by $7,783 assuming the Company ceased to be treated as an S corporation on March 31, 1996. With the termination of the S corporation status, the Company will record a net charge to earnings for the tax effect associated with the change. Had the Company elected to terminate its S corporation status at March 31, 1996, the charge to earnings would have been $6,501. The effect of the change may vary based upon the actual date the Company ceases to be treated as an S corporation. The Company has calculated the pro forma deferred tax assets and liabilities and provision for income taxes using the asset and liability approach in accordance with SFAS 109.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following presents the pro forma deferred tax assets and liabilities assuming the Company ceased to be treated as an S corporation on March 31, 1996.


            Workers' compensation....................................   $  2,514
            Other liabilities and accruals...........................        784
            Depreciation.............................................        412
            Bad debts................................................        526
                                                                        --------
                      Gross deferred tax assets......................      4,236
            Valuation allowance......................................          0
                                                                        --------
                                                                           4,236
            S corporation cash basis accounting adjustment...........    (10,928)
                                                                        --------
                      Gross deferred tax liabilities.................    (10,928)
                                                                        --------
            Net deferred tax liability...............................   $ (6,692)
                                                                        ========



     Additionally, the unaudited pro forma balance sheet includes an adjustment to reflect a $5,000 distribution paid to the Company's pre-Offering shareholders in May 1996 (see Note 8), and an estimated $2,461 distribution to be paid to the Company's pre-Offering representing the estimated income tax obligations of the Company's pre-Offering shareholders on undistributed S corporation earnings from October 2, 1995 through March 31, 1996 (the "Assumed Distribution"). The actual amount of the Assumed Distribution may vary and will be based upon the Company's S corporation earnings through the date the S corporation status is terminated. The pro forma balance sheet does not give effect to distributions that may be paid from S corporation earnings generated subsequent to March 31, 1996.



     The unaudited pro forma balance sheet includes the reclassification of remaining S corporation retained earnings to additional paid-in capital. The amount of retained earnings which is not reclassified represents the Company's C corporation retained earnings prior to October 1, 1987, the effective date of the Company's initial S corporation election.


     The following provides a summary reconciliation of the effects of the unaudited pro forma adjustments to the Company's retained earnings as of March 31, 1996:


            Unaudited balance as of March 31, 1996.....................   $ 23,715
            Declared distribution to shareholders......................     (7,461)
            Pro forma income tax charge -- net.........................     (6,501)
            Reclassification of remaining S corporation retained
              earnings.................................................     (6,194)
                                                                           -------
                                                                          $  3,559
                                                                           =======



10.  RECAPITALIZATION



     On April 29th, 1996, the Company's Board of Directors declared (i) a 1.812-for-1 stock split of its outstanding voting and non-voting common stock, and (ii) an amendment to the Company's Articles of Incorporation for the issuance of up to 5,000 shares of preferred stock, par value $.01, an increase in the number of voting common shares authorized from 10,000 to 50,000 and a decrease in the number of authorized non-voting common shares from 7,500 to 4,530. Share and per share amounts for all periods presented have been adjusted to give retroactive effect to the above.

- ------------------------------------------------------------
- ------------------------------------------------------------

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary..........................   3
Risk Factors................................   8
Prior S Corporation Status and
  Distributions.............................  13
Use of Proceeds.............................  14
Dividend Policy.............................  14
Capitalization..............................  15
Dilution....................................  16
Selected Financial Data.....................  17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................  19
Staffing Industry...........................  26
Business....................................  27
Management..................................  39
Certain Transactions........................  46
Principal and Selling Shareholders..........  48
Description of Capital Stock................  49
Shares Eligible for Future Sale.............  55
Underwriting................................  56
Legal Matters...............................  57
Experts.....................................  57
Additional Information......................  57
Index to Financial Statements............... F-1


                            ------------------------

UNTIL               , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- ------------------------------------------------------------
- ------------------------------------------------------------

- ------------------------------------------------------------
- ------------------------------------------------------------

                                      LOGO

                                      LOGO

                            ------------------------

                                3,100,000 SHARES

                              CLASS A COMMON STOCK

                                   PROSPECTUS

                                            , 1996

                            ------------------------

                            DILLON, READ & CO. INC.

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.
- ------------------------------------------------------------
- ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses in connection with the Offering described in this Registration Statement will be as follows:

     Securities and Exchange Commission registration fee.....................   $ 17,211
     National Association of Securities Dealers, Inc. filing fee.............      5,491
     Nasdaq National Market listing fee......................................     30,913
     Blue Sky fees and expenses..............................................     20,000
     Accountants' fees and expenses..........................................    185,000
     Registrant's legal fees and expenses....................................    385,000
     Transfer Agent fees.....................................................     11,000
     Printing and engraving expenses.........................................    115,000
     Miscellaneous...........................................................     80,385
                                                                                --------
          Total..............................................................   $850,000
                                                                                ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the California General Corporation Law, the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and its Amended and Restated Bylaws (the "Bylaws") provide that a director will not be personally liable for monetary damages to the Company or its shareholders for breach of fiduciary duty as a director, except for liability for (i) acts or omissions by the director that involve intentional misconduct or a knowing and culpable violation of law; (ii) acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director; (iii) transactions from which the director derived an improper benefit; (iv) acts or omissions by the director that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders; (v) acts or omissions by the director that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders; (vi) unlawful distributions, loans or guarantees as set forth in Section 316 of the California Corporations Code; and
(vii) unlawful transactions between the director and the company, as provided in
Section 310 of the California Corporations Code. These provisions do not limit or eliminate the rights of the Company or its shareholders to seek non-monetary relief, such as an injunction or rescission.

     The Company has entered into individual indemnification agreements governed by California law with each of its non-employee directors. The indemnification agreements require the Company to pay, subject to certain limitations, all amounts attributable to any claims made against such an officer or director arising out of acts by such officer or director in their capacity as, or solely because of their position as, an officer and/or director of the Company, provided that such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the Company and its shareholders, and in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnity agreements provide generally that the Company will advance expenses incurred by directors and executive officers in any action or proceeding as to which they may be entitled to indemnification subject to certain exceptions. The Company has a policy of directors and officers liability insurance that insures the Company and its directors and officers against damages, settlements, and defense costs under certain circumstances.

     The indemnification provisions in the Company's Articles of Incorporation and Bylaws and the indemnification agreements entered into between the Company and its directors and certain officers may permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS.

     Set forth below is a list of the exhibits included as part of this Registration Statement:


EXHIBIT
NUMBER                                        DESCRIPTION
- -------    ---------------------------------------------------------------------------------
   1.1     Form of Underwriting Agreement*
   3.1     Amended and Restated Articles of Incorporation of the Company*
   3.2     Amended and Restated Bylaws of the Company*
   4.1     Specimen Stock Certificate*
   4.2     Shareholders Rights Agreement*
   5.1     Opinion of Gibson, Dunn & Crutcher LLP*
  10.1     Robert E. McDonough, Sr. Amended and Restated Employment Agreement*
  10.2     Paul W. Mikos Employment Agreement*
  10.3     R. Emmett McDonough Employment Agreement(1)*
  10.4     Allocation Agreement with R. Emmett McDonough and Related Trusts(1)
  10.5     Registration Rights Agreement with R. Emmett McDonough and Related Trusts(1)
  10.6     Letter regarding terms of employment and potential severance of Alan M. Purdy(1)
  10.7     Deferred Compensation Agreement for Alan M. Purdy(1)
  10.8     Letter regarding potential severance of Jeffrey A. Elias(1)
  10.9     Form of Indemnification Agreement(1)
 10.10     Lease Agreement between RemedyTemp, Inc. and Robert E. McDonough, Sr.(1)
 10.11     RemedyTemp, Inc. 1996 Stock Incentive Plan*
 10.12     RemedyTemp, Inc. 1996 Employee Stock Purchase Plan*
 10.13     Form of Franchising Agreement for Licensed Offices(1)
 10.14     Form of Franchising Agreement for Franchised Offices
 10.15     Form of Licensing Agreement for IntellisearchSM(1)
 10.16     Credit Agreement among Bank of America National Trust and Savings Association,
           Union Bank and RemedyTemp, Inc., as amended(1)
 10.17     Paul W. Mikos Promissory Note(1)
  11.1     Statement Regarding Computation of Per Share Earnings
  23.1     Consent of Price Waterhouse LLP
  23.2     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5)*
  24.1     Powers of Attorney (contained on page II-4)(1)
  27.1     Financial Data Schedule
  99.1     Consent of James L. Doti


- ---------

 *  To be filed by amendment.



(1) Previously filed with this Registration Statement on May 1, 1996.

(B) FINANCIAL STATEMENT SCHEDULES

     Schedule II Valuation and Qualifying Accounts

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements of the Registrant or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide the Underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan Capistrano, State of California, on June 6, 1996.

                                          REMEDYTEMP, INC.
                                          (Registrant)

                                          By: /s/ Paul W. Mikos
                                             ---------------------------------
                                            Paul W. Mikos
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                NAME                                    TITLE                        DATE
- -------------------------------------    -----------------------------------    --------------
    /s/ Robert E. McDonough, Sr.         Director, Chairman of the Board         June 6, 1996
- -------------------------------------
       Robert E. McDonough, Sr.

          /s/ Paul W. Mikos              Director, President and Chief           June 6, 1996
- -------------------------------------    Executive Officer (Principal
             Paul W. Mikos               Executive Officer)

          /s/ Alan M. Purdy              Chief Financial Officer (Principal      June 6, 1996
- -------------------------------------    Financial Officer and Principal
            Alan M. Purdy                Accounting Officer)

                     *                   Director                                June 6, 1996
- -------------------------------------
         Susan McDonough Mikos

                     *                   Director                                June 6, 1996
- -------------------------------------
             John P. Unroe

                     *                   Director                                June 6, 1996
- -------------------------------------
             John Zaepfel


*By:      /s/ Alan M. Purdy
- -------------------------------------
            Attorney-in-Fact

                                REMEDYTEMP, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                             (AMOUNTS IN THOUSANDS)

                                                  BALANCE AT                                   BALANCE AT
                                                 BEGINNING OF                                    END OF
                  DESCRIPTION                        YEAR        ADDITIONS    DEDUCTIONS(1)       YEAR
- -----------------------------------------------  -------------   ----------   --------------   -----------
Allowance for doubtful accounts:
  Fiscal year ended October 3, 1993............        518            724           289             953
  Fiscal year ended October 2, 1994............        953            890           351           1,492
  Fiscal year ended October 1, 1995............      1,492          1,221           763           1,950

- ---------------

(1) representing write-offs of bad debt.

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                                        DESCRIPTION
- -------    ---------------------------------------------------------------------------------
   1.1     Form of Underwriting Agreement*
   3.1     Amended and Restated Articles of Incorporation of the Company*
   3.2     Amended and Restated Bylaws of the Company*
   4.1     Specimen Stock Certificate*
   4.2     Shareholders Rights Agreement*
   5.1     Opinion of Gibson, Dunn & Crutcher LLP*
  10.1     Robert E. McDonough, Sr. Amended and Restated Employment Agreement*
  10.2     Paul W. Mikos Employment Agreement*
  10.3     R. Emmett McDonough Employment Agreement(1)*
  10.4     Allocation Agreement with R. Emmett McDonough and Related Trusts(1)
  10.5     Registration Rights Agreement with R. Emmett McDonough and Related Trusts(1)
  10.6     Letter regarding terms of employment and potential severance of Alan M. Purdy(1)
  10.7     Deferred Compensation Agreement for Alan M. Purdy(1)
  10.8     Letter regarding potential severance of Jeffrey A. Elias(1)
  10.9     Form of Indemnification Agreement(1)
 10.10     Lease Agreement between RemedyTemp, Inc. and Robert E. McDonough, Sr.(1)
 10.11     RemedyTemp, Inc. 1996 Stock Incentive Plan*
 10.12     RemedyTemp, Inc. 1996 Employee Stock Purchase Plan*
 10.13     Form of Franchising Agreement for Licensed Offices(1)
 10.14     Form of Franchising Agreement for Franchised Offices
 10.15     Form of Licensing Agreement for IntellisearchSM(1)
 10.16     Credit Agreement among Bank of America National Trust and Savings Association,
           Union Bank and RemedyTemp, Inc., as amended(1)
 10.17     Paul W. Mikos Promissory Note(1)
  11.1     Statement Regarding Computation of Per Share Earnings
  23.1     Consent of Price Waterhouse LLP
  23.2     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5)*
  24.1     Powers of Attorney (contained on page II-4)(1)
  27.1     Financial Data Schedule
  99.1     Consent of James L. Doti
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 *  To be filed by amendment.



(1) Previously filed with this Registration Statement on May 1, 1996.